Exhibit 99.1
Execution Version

CANADIAN SATELLITE RADIO HOLDINGS INC.

- and -

SIRIUS CANADA INC.

- and -

CANADIAN BROADCASTING CORPORATION

- and -

SIRIUS XM RADIO INC.

- and -

SLAIGHT COMMUNICATIONS INC.

SECURITIES PURCHASE AGREEMENT

November 24, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Time of the Essence	16
1.3 Calculation of Time	17
1.4 Business Days	17
1.5 Currency	17
1.6 Headings	17
1.7 Plurals and Gender	17
1.8 Statutory References	17
1.9 Other References	17
1.10 Accounting Terms	17
1.11 Schedules	18
ARTICLE 2 PURCHASE AND SALE OF PURCHASED SECURITIES	18
2.1 Estimated Closing Cash Balance	18
2.2 Purchase and Sale of Purchased Securities	18
2.3 Payment of Purchase Price and Other Closing Mechanics	19
2.4 Post-Closing Calculations	20
2.5 Place of Closing	21
ARTICLE 3 REPRESENTATIONS AND WARRANTIES	22
3.1 Representations and Warranties Regarding Vendors	22
3.2 Representations and Warranties Regarding Sirius	24
3.3 Representations and Warranties of Buyer	40
3.4 Survival of Representations and Warranties	57
ARTICLE 4 CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE PARTIES OF THEIR OBLIGATIONS UNDER THIS AGREEMENT	58
4.1 Mutual Conditions	58
4.2 Conditions of Buyer	59
4.3 Conditions of Vendors	60
4.4 Waiver by Buyer	61
4.5 Waiver by Vendors	61
4.6 Satisfactions of Conditions	61
ARTICLE 5 COVENANTS OF THE PARTIES	61
5.1 Conduct of Business Prior to Closing - Sirius	61
5.2 Pre-Closing Transactions	63
5.3 Shareholder Meeting Matters	63
5.4 Conduct of Business of Buyer	65
5.5 Access for Investigation	67
5.6 Notice by Vendor of Certain Matters	67
5.7 Notice by Buyer of Certain Matters	67
5.8 Regulatory Approvals	68
5.9 Additional Agreements and Filings	68
ARTICLE 6 TERMINATION AND ABANDONMENT	70
6.1 Termination	70
6.2 Notice and Cure Period	71
6.3 Effect of Termination	71

ARTICLE 7 GENERAL	71
7.1 Public Notices	71
7.2 Expenses	72
7.3 Further Assurances	72
7.4 Assignment and Enurement	72
7.5 Entire Agreement	72
7.6 Waiver	72
7.7 Notices	73
7.8 Severability	75
7.9 Counterparts; Facsimile and Electronic Signatures	75
7.10 Governing Law and Jurisdiction for Disputes	75
7.11 Consent	76
7.12 Specific Performance	76
7.13 Third Party Beneficiaries	76

SECURITIES PURCHASE AGREEMENT

THIS AGREEMENT made as of the 24th day of November, 2010.

AMONG:

CANADIAN SATELLITE RADIO HOLDINGS INC., a corporation governed by the laws of the province of Ontario

(“Buyer”)

- and -

SIRIUS CANADA INC., a corporation governed by the laws of Canada

(“Sirius”)

- and -

CANADIAN BROADCASTING CORPORATION, SIRIUS XM RADIO INC. and SLAIGHT COMMUNICATIONS INC.

(collectively, the “Vendors” and each a “Vendor”)

RECITALS:

A.           The Vendors own all of the outstanding securities in the capital of Sirius.

B.	Buyer wishes to purchase, and the Vendors wish to sell to Buyer, all of the outstanding securities in the capital of Sirius.

C.           CSRI (defined herein) is the holder of 81,428,133 Buyer Class B Shares in the capital of Buyer, representing approximately 77.0% of the voting rights attached to the outstanding securities of Buyer (on a non-diluted basis).

D.           XM (defined herein) is the holder of 11,077,500 Buyer Class A Shares in the capital of Buyer, representing approximately 10.5% of the voting rights attached to the outstanding securities of Buyer (on a non-diluted basis).

E.           The shares of Buyer are listed for trading on the Toronto Stock Exchange.

F.           Contemporaneously with the execution of this Agreement, the Sirius Parties (defined herein), CSRI and XM, have entered into a voting support agreement requiring, among other things, that, subject to the terms and conditions contained in such voting support agreement, CSRI support the Transaction (defined herein) by voting all of its Buyer Class B Shares in favour of the matters requiring Shareholder Approval (defined herein) at the Meeting (defined herein).

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the Transaction;

(b)
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise, and such control will be presumed if any Person owns ten percent (10%) or more of the voting securities or other ownership interests, directly or indirectly, of any other Person; provided that Liberty Media Corporation shall be deemed to not be an Affiliate of Sirius XM Radio Inc. and XM;

(c)
“Aggregate Principal Amount” means the difference between (i) the amount, if any, by which the Required Cash Balance exceeds the Buyer’s Closing Cash Balance, minus (ii) the positive or negative difference between the Required Cash Balance and Sirius’ Closing Cash Balance;

(d)
“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement.  All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

(e)	“arm’s length” has the meaning attributed to that term in the Tax Act and the related jurisprudence;

(f)
“Articles of Amendment” means the articles of amendment of Buyer filed with the ministry in connection with the Transaction in the form attached hereto as Schedule “1.1(f)” with such modifications as the parties may mutually agree to in writing;

(g)
“Authority” means, whether domestic or foreign, (i) any multinational, federal, provincial, state, regional, municipal, local or other government, or any governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, regulatory body, bureau, agency or other similar instrumentality, (ii) any subdivision, agent or authority of any of the foregoing, or (iii) any quasi-governmental or private body, including any tribunal, commission, securities exchange, regulatory agency or self regulatory organization exercising any regulatory, prosecutorial, administrative, expropriation, taxing or other governmental or quasi-governmental authority under or for the account of any of the foregoing;

(h)
“Books and Records” means all books of account, financial and accounting information and records, tax records, business reports and business plans (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices);

(i)
“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario  or New York, New York are not open for business during normal banking hours;

(j)	“Buyer” means Canadian Satellite Radio Holdings Inc.;

(k)
“Buyer ARPU” means average monthly subscription revenue per subscriber, a non-GAAP measure which is calculated, in respect of any period, by dividing (x) the total of earned subscription revenue (net of promotions and rebates) and music royalty fees for such period, by (y) the monthly weighted average number of Buyer Self-Paying Subscribers for the period, where “music royalty fee” means the aggregate of royalties in respect of multi-channel subscription satellite radio services collected by Buyer and paid to the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re: Sound Music Licensing Company (formerly the Neighbouring Rights Collective of Canada (NRCC) and CMRRA/SODRAC Inc (CSI);

(l)
“Buyer Benefit Plans” means all plans, agreements, programs, or policies, whether funded or unfunded, registered or unregistered, which any Buyer Entity is a party to or bound by or under which any Buyer Entity has any liability or contingent liability or which have any application to employees of the Buyer Entities relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any Buyer Employees, or eligible dependents of any Buyer Employees;

(m)	“Buyer Business” means Buyer Entities’ business of promoting, marketing and selling subscription based satellite radio entertainment to the Canadian market;

(n)	“Buyer Cash Shortfall” means the difference between (x) the Required Cash Balance, minus (y) the Estimated Closing Cash Balance of Buyer;

(o)	“Buyer Class A Shares” means Class A subordinate voting shares in the capital of Buyer;

(p)	“Buyer Class B Shares” means Class B shares in the capital of Buyer;

(q)	“Buyer Class C Shares” means Class C non-voting shares in the capital of Buyer;

(r)
“Buyer CPGA” means cost per gross addition, a non-GAAP measure which is calculated, in respect of any period, by dividing (x) the aggregate of all advertising, media and other marketing expenses (exclusive of marketing staff costs and expenses), as well as all subscriber acquisition costs (including Subsidies and Distribution costs and net costs related to equipment sold directly to the consumer) for the relevant period by (y) the number of Buyer Self-Paying Subscriber gross additions for the relevant period;

(s)	“Buyer CRTC Licence” means the licence granted to Buyer Subsidiary by the CRTC on June 16, 2005, as amended on February 10, 2006, with respect to the operation of the Buyer Business;

(t)	“Buyer Disclosure Letter” means the disclosure letter dated as of the date hereof prepared by Buyer and delivered to Sirius and the Vendors;

(u)	“Buyer Employees” means, collectively, all employees of Buyer Entities;

(v)	“Buyer Entities” means Buyer and Buyer Subsidiary;

(w)
“Buyer Financial Statements” means the audited consolidated financial statements of Buyer for the fiscal years ended August 31, 2010, 2009 and 2008, consisting of an audited consolidated balance sheet as of those dates and audited consolidated statements of income, retained earnings and cash flows for the year ended as of those dates;

(x)	“Buyer Intellectual Property” has the meaning attributed thereto in Section 3.3(v)(ii);

(y)	“Buyer Leases” has the meaning attributed thereto in Section 3.3(n)(i);

(z)	“Buyer Leased Property” means the Real Property leased by Buyer;

(aa)	“Buyer Licence Agreement” means the system licence agreement made as of the 17th day of November 2005, as amended, among Buyer, Buyer Subsidiary and XM;

(bb)
“Buyer Material Adverse Change” means any materially adverse change in or effect on the business, assets, liabilities, capital, results of operations, condition (financial or otherwise) of the Buyer Entities, taken as a whole, excluding, in each case, any change, after the date hereof, that results directly from or relates directly to changes in or arising from (a) Canadian, United States or global economic conditions, credit markets or capital markets, (b) the industry in which Buyer Entity operate, (c) the execution, announcement and performance of this Agreement or the consummation of the transactions contemplated under this Agreement, including the consummation of the refinancing of Buyer’s Indebtedness in accordance with the terms and conditions set forth in Schedule 4.1(d), or any Buyer Cash Shortfall calculated at any time at or prior to Closing, (d) compliance with the terms of this Agreement, (e) any changes in any Laws or the interpretation, application or non application of any Laws by any Authority or self regulatory authority, including any changes in applicable accounting requirements or principles, (f) war, acts of terrorism, civil unrest, natural disaster or similar event, (g) any decision by XM to adopt one or either of Buyer’s or Sirius’ Platform Technology, (h) any change in the market trading price or trading volume of any securities of Buyer (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Buyer Material Adverse Change has occurred), or (i) any damage to XM’s satellite network upon which Buyer relies to operate the Buyer Business, provided, in the case of clauses (a), (b), (e), or (f), that such change does not affect Buyer Entities in a manner that is materially disproportionate to the effect on Sirius;

(cc)	“Buyer Material Contract” has the meaning attributed thereto in Section 3.3(r)(i);

(dd)
“Buyer Material OEM Agreements” means, collectively, the distribution agreement, made as of the 10th of November 2005, as amended, among General Motors of Canada Limited, Buyer, Buyer Subsidiary and XM Satellite Radio Inc. the distribution agreement dated August 31, 2006 among Canadian Satellite Radio Inc., XM Satellite Radio Inc. and Nissan Canada Inc., as amended by an amendment dated March 30, 2010 between the same parties; and the distribution agreement dated March 29, 2006 among Canadian Satellite Radio Inc., XM Satellite Radio Inc. and Honda Canada Inc.;

(ee)	“Buyer Permits” has the meaning attributed thereto in Section 3.3(f)(ii);

(ff)	“Buyer Principal Shareholders” means CSRI and XM;

(gg)
“Buyer Programming Agreements” means, collectively, the programming agreement made as of the 17th day of November 2005, as amended, among XM Satellite Radio Inc., Buyer and Buyer Subsidiary, and  the term sheet dated September 9, 2005 between XM Satellite Radio Inc. and the National Hockey League, as agent for its member clubs NHL Enterprises Canada, L.P. and NHL Interactive Cyberenterprises, LLC (collectively, the “NHL”) as amended by an amendment dated November 6, 2007 between XM Satellite Radio Inc., the Buyer and NHL;

(hh)
“Buyer SAC” means subscriber acquisitions cost, which is calculated, in respect of any period, by dividing (x) the aggregate subscriber acquisition costs (including Subsidies and Distribution costs and net costs related to equipment sold directly to the consumer) for the relevant period by (y) Buyer Self-Paying Subscriber gross additions for such period;

(ii)	“Buyer Securities” has the meaning attributed thereto in Section 3.3(e)(i);

(jj)
“Buyer Self-Paying Subscribers” means, as at the end of any period, subscribers who are receiving and have paid or agreed to pay for satellite radio service or standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Buyer Self-Paying Subscribers. Subscribers who have paid or agreed to pay for internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber;

(kk)	“Buyer Shareholders Agreement” means the shareholders agreement of Buyer dated November 17, 2005;

(ll)	“Buyer Shares” means any of the Buyer Class A Shares, the Buyer Class B Shares or the Buyer Class C Shares;

(mm)	“Buyer Subsidiary” means CSR Inc., a corporation governed by the laws of the province of Ontario;

(nn)	“Canadian” has the meaning attributed thereto under “The Direction to the CRTC (Ineligibility of Non-Canadians)” dated April 8, 1997;

(oo)
“Canadian GAAP” means Canadian generally accepted accounting principles applied on a consistent basis in accordance with the principles stated in the Handbook of the Canadian Institute of Chartered Accountants as they exist on the date of this Agreement;

(pp)	“Cash” means cash, cash equivalents or security posted in relation to Buyer’s agreement with Paymentech, L.P.;

(qq)	“CBC” means Canadian Broadcasting Corporation, a corporation governed by the federal laws of Canada;

(rr)	“CBC Formula Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(ss)	“CBC Remainder Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(tt)	“Circular” means the notice of annual and special meeting and management information circular of Buyer to be prepared and sent to Shareholders in connection with the Meeting;

(uu)
“Claim” means a suit, action, dispute, civil or criminal litigation, claim, arbitration or legal, administrative or other proceeding, investigation or inquiry, including appeals and applications for review, by or before any Authority;

(vv)	“Closing” has the meaning attributed thereto in Section 2.4;

(ww)
“Closing Cash Balance” means (i) in respect of Buyer, the amount of Cash Buyer has on hand as of the Closing Date, and (ii) in respect of Sirius, the amount of Cash Sirius has on hand as of the Closing Date after paying the Sirius Cash Surplus in accordance with the Transaction Steps Agreement;

(xx)
“Closing Cash Balance Statement” means a written statement of the Closing Cash Balance of Buyer and Sirius, respectively, prepared by the Independent Accountant in a form to be mutually agreed between Buyer and Sirius;

(yy)	“Closing Date” has the meaning attributed thereto in Section 2.4;

(zz)	“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act;

(aaa)	“Competition Act” means the Competition Act (Canada);

(bbb)	“Competition Act Approval” means:

(i)	the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to Closing; or

(ii)
Buyer and Sirius have given the notice required under section 114 of the Competition Act with respect to the Transaction and the applicable waiting period under section 123 of the Competition Act has expired or been terminated in accordance with the Competition Act; or

(iii)	the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act,

and, in the case of (ii) or (iii), Buyer has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that, in effect, such person does not, at that time, have sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act and, therefore, does not, at that time, intend to make such an application in respect of the Transaction (“no-action letter”) and the form of, and any terms and conditions attached to any such advice are acceptable to Buyer acting reasonably, and such advice has not been rescinded prior to Closing;

(ccc)	“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

(ddd)	“Confidentiality Agreement” means the confidentiality agreement dated October 1, 2010 between Buyer and Sirius;

(eee)
“Consideration Shares” means a combination of Buyer Class A Shares and Buyer Class B Shares that is the equivalent of 71,284,578 Buyer Class A Shares (assuming the conversion of all such Buyer Class B Shares in accordance with the articles of Buyer) with the number of Buyer Class A Shares and Buyer Class B Shares to be determined in accordance with Section 2.2(b);

(fff)	“Contract” means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, commitment, understanding, arrangement or other legally enforceable obligation;

(ggg)
“Control” means, (i) when applied to the relationship between any Person(s) and a corporation, the beneficial ownership by such Person(s), at the relevant time, of shares of that corporation carrying the lesser of (A) a majority of the voting rights ordinarily exercisable at meetings of shareholders of that corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of that corporation that are sufficient to elect a majority of the directors, (ii) when applied to the relationship between any Person(s) and a partnership, trust or joint venture, means the beneficial ownership by such Person(s), at the relevant time, of more than 50% of the ownership interests of the partnership, trust or joint venture or the contractual right to direct the affairs of the partnership, trust or joint venture, and (C) when applied to the relationship between any Person and a limited partnership, means that such Person is a general partner of the limited partnership; provided that any Person(s) who Control(s) a corporation, partnership, limited partnership, trust or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture that is Controlled by such corporation, partnership, limited partnership, trust or joint venture, and so on;

(hhh)	“CRTC” means the Canadian Radio-Television and Telecommunications Commission;

(iii)	“CRTC Approval” means the decision of the CRTC approving the Transaction;

(jjj)	“CSRI” means CSRI Inc., a corporation governed by the laws of the province of Ontario;

(kkk)	“Director Designation Agreement” means the director designation agreement dated as of December 9, 2005 among Buyer, General Motors of Canada Limited, CSRI and XM;

(lll)	“Distribution” has the meaning given to it according to Canadian GAAP;

(mmm)
“Eligible Vendor” means either (a) a Vendor that is resident in Canada for purposes of the Tax Act that is not exempt from taxation under Part 1 of the Tax Act, or (b) a Vendor that is not resident in Canada for purposes of the Tax Act to whom the Purchased Securities constitute “taxable Canadian property” that is not “treaty-protected property”, as each of those terms as defined in the Tax Act;

(nnn)
“Encumbrance” means any mortgage, lien, pledge, charge, security interest, restriction, claim, option to purchase, preferences, priority, pre-emptive right, right of first refusal or similar restriction, or encumbrance of any nature whatsoever;

(ooo)
“Estimated Closing Cash Balance” means (i) in respect of Buyer, the amount of Cash Buyer estimates that it will have on hand as of the Closing Date, and (ii) in respect of Sirius, the amount of Cash Sirius estimates that it will have on hand as of the Closing Date;

(ppp)	“ETA” means the Excise Tax Act (Canada);

(qqq)	“Formula Notes” means, collectively, the Sirius Formula Note, the CBC Formula Note and the Slaight Formula Note;

(rrr)	“Free Cash Flow” means net income, plus non-cash charges, minus capital expenditures and working capital expenditures;

(sss)
“Governance Agreements” means the governance agreements, in the form attached hereto as Schedule 4.1(f), to be entered into at Closing by Buyer (or any successor entity of Buyer) and each of CBC, Sirius XM (or its Affiliates, if applicable), Slaight and CSRI;

(ttt)
“Indebtedness” means (i) any liability for borrowed money, or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, other than accounts payable or any other indebtedness to trade creditors created or assumed in the Ordinary Course in connection with the obtaining of materials or services, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn or otherwise not contingent and (iv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (iii) above;

(uuu)	“Independent Accountant” means an independent reputable accounting firm to be selected by the Parties and engaged by Buyer at or before Closing;

(vvv)
“Information Technology” means all computer hardware, software (including source code and object code, documentation, interface and development tools), websites, datebooks, telecommunication equipment and facilities and other information technology;

(www)
“Insolvent” means, in respect of a Party, (i) the making of a general assignment for the benefit of creditors, acknowledgement of insolvency or ceasing to carry on its business, (ii) committing an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any similar law of any jurisdiction including not having the ability to pay its debts as they become due or admitting in writing that it is unable to do so, or (iii) making a filing or proceeding commenced (whether voluntary or involuntary) seeking any stay of proceedings, protection from creditors, moratorium, reorganization, arrangement, composition, re-adjustment, or any other relief under any present or future law of any jurisdiction relative to bankruptcy, insolvency, reorganization or other relief for debtors or affecting creditors’ rights, including the Companies’ Creditors Arrangement Act (Canada);

(xxx)
“Intellectual Property” means all intellectual property, including (i) any trade-marks, trade names, business names, brand names, service marks, trade dress, internet domain names, industrial designs, computer software, computer programs, website designs and content, copyright works, including any performing, author or moral rights, designs, Information Technology, inventions, patents, processes, know-how, technology, confidential information, trade secrets, and proprietary information not otherwise listed, and related goodwill, and (ii) all applications and registrations for any of the foregoing;

(yyy)
“knowledge of Buyer” means the actual knowledge of John Bitove, Michael Moskowitz, Michael Washinushi and Oliver Jaakkola, after reasonable inquiry, in their capacity as officers and not in their personal capacity and without personal liability;

(zzz)
“knowledge of Sirius” means the actual knowledge of Mark Redmond, Jason Redman and Sherry Kerr, after reasonable inquiry, in their capacity as officers and not in their personal capacity and without personal liability;

(aaaa)
“Labour Disturbance” means any strike, picketing, employee boycott, lockout, slow down, sit-in, sit-down, refusal to work or other such concerted activity involving employees, including an unfair labour practice or similar complaint which has been commenced at the relevant provincial labour relations board;

(bbbb)
“Laws” means any currently existing applicable statute, ordinance, code or other law (including the common law), rule, regulation, award, decree, directive, decision, injunction, judgment, order, writ, notice, standard procedure, policy, tariff or other requirement, applied, issued, entered or otherwise adopted or enacted by any Authority, including judicial decisions applying or interpreting any such Law, in each case binding on the Party or Person referred to in the context in which such word is used;

(cccc)
“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held to consider and approve, in addition to the annual business items, the issuance of the Consideration Shares, the approval of the Articles of Amendment to be filed and effective as of Closing and the conditional appointment of the New Board effective as of the Closing;

(dddd)	“Meeting Materials” has the meaning attributed thereto in Section 5.3(b);

(eeee)	“Misrepresentation” has the meaning attributed thereto in the Securities Act (Ontario);

(ffff)	“New Board” has the meaning attributed thereto in Section 2.3(e);

(gggg)	“no-action letter” has the meaning attributed in the definition of “Competition Act Approval”;

(hhhh)
“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal operations of the Person;

(iiii)	“PIPEDA” has the meaning attributed thereto in Section 3.2(x);

(jjjj)	“Parties” means the parties to this Agreement and “Party” means any of them;

(kkkk)
“Permitted Encumbrance” means (i) security interests, liens, charges or other encumbrances or imperfections in title arising in the Ordinary Course of business or by operation of law, security interests, liens, charges or other encumbrances arising under sales contracts with title retention provisions or equipment leases with third parties entered into in the Ordinary Course of business and (ii) security interests, liens, charges or other encumbrances for Taxes or charges from an Authority which are not due and payable or which thereafter may be paid without penalty;

(llll)
“Person” means an individual, body corporate with or without share capital, partnership, joint venture, entity, unincorporated association, syndicate, firm, sole proprietorship, trust, pension fund, union, board, tribunal, Authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

(mmmm)	“Platform Technology” means the end-to-end satellite transmission system of each of Sirius Satellite Radio Inc. (in the case of Sirius) and XM Satellite Radio Holdings Inc. (in the case of Buyer);

(nnnn)
“Public Record” means all information and documents filed by or on behalf of Buyer since October 1, 2007 with securities regulatory authorities in Canada or the United States and that are accessible to the public at www.sedar.com or www.sec.gov/edgar;

(oooo)	“Purchase Price” has the meaning attributed thereto in Section 2.2(b);

(pppp)	“Purchased Securities” has the meaning attributed thereto in Section 2.2(a);

(qqqq)
“Real Property” means any real property, whether owned or leased, including plants, buildings, structures, fixtures, erections, improvements, and other appurtenances situate on or forming part of such real property;

(rrrr)	“Registration Rights Agreement” means the registration rights agreement dated November 17, 2005 among Buyer and XM, CSRI and General Motors of Canada Limited;

(ssss)
“Regulatory Approvals” means the approvals, permits, sanctions, rulings, orders and consents of Authorities, that are required in connection with the Transaction as listed on Schedule 1.1(ssss), in each case issued without material conditions or with conditions that are acceptable to the Parties, acting reasonably;

(tttt)
“Representatives” means in respect of any Party and its Subsidiaries, their respective officers, directors, employees, agents and authorized representatives and advisors (including financial advisors, legal counsel and accountants);

(uuuu)	“Required Cash Balance” means, with respect to each of Buyer and Sirius, $9 million in Cash;

(vvvv)	“Shareholder Approval” has the meaning attributed to that term in Section 3.3(z);

(wwww)	“Shareholders” means the shareholders of Buyer;

(xxxx)	“Sirius” means Sirius Canada Inc.;

(yyyy)
“Sirius ARPU” means average monthly revenue per subscriber, a non-GAAP measure which is calculated, in respect of any period, by dividing (x) the total of earned broadcast revenue (including subscription, activation and other revenue, net of promotions and credits) and music royalty fees for such period, by (y) the weighted average number of Sirius revenue generating Subscribers for the period, where “music royalty fee” means the aggregate of royalties in respect of multi-channel subscription satellite radio services collected by Sirius and paid to the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re: Sound Music Licensing Company (formerly the Neighbouring Rights Collective of Canada (NRCC) and CMRRA/SODRAC Inc (CSI);

(zzzz)
“Sirius Audited Annual Financial Statements” means the audited financial statements, for the fiscal years ended December 31, 2009, 2008 and 2007, in each case consisting of an audited balance sheet as of the years then ended and audited statements of income, retained earnings and cash flows for the years ended as of those dates;

(aaaaa)
“Sirius Benefit Plans” means all plans, agreements, programs, or policies, whether funded or unfunded, registered or unregistered, which Sirius is a party to or bound by or under which Sirius has any liability or contingent liability or which have any application to Sirius Employees relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any Sirius Employees, or eligible dependents of any Sirius Employees;

(bbbbb)	“Sirius Business” means Sirius’ business of promoting, marketing and selling subscription based satellite radio entertainment to the Canadian market;

(ccccc)	“Sirius Cash Surplus” means, an amount equal to the amount by which Sirius Estimated Closing Cash Balance exceeds the Required Cash Balance;

(ddddd)	“Sirius Class A Shares” means the outstanding Class A voting shares in the capital of Sirius, all of which are held by the Vendors;

(eeeee)	“Sirius Class B Shares” means the outstanding Class B non-voting shares in the capital of Sirius, all of which are held by Sirius XM;

(fffff)	“Sirius Class C Shares” means the outstanding Class C preferred shares in the capital of Sirius, all of which are held by the Vendors;

(ggggg)
“Sirius CPGA” means cost per gross addition, a non-GAAP measure which is calculated, in respect of any period, by dividing (x) the aggregate of all subscriber acquisition costs (including Subsidies, Distribution costs, commissions, promotions to consumers or retailers, aftermarket discounts, and all marketing expenses, exclusive of OEM discounts, margins on direct-to-consumer sales and customer relationship management costs) for the relevant period by (y) the number of Sirius Subscriber gross additions (including prepaid and self-pay additions, excluding partnership additions) for the relevant period;

(hhhhh)	“Sirius CRTC Licence” means the licence granted to Sirius by the CRTC on June 16, 2005, as amended February 10, 2006, with respect to the operation of the Sirius Business;

(iiiii)	“Sirius Disclosure Letter” means the disclosure letter dated as of the date hereof prepared by Sirius and delivered to Buyer;

(jjjjj)	“Sirius Employees” means, collectively, all employees of Sirius;

(kkkkk)	“Sirius Financial Statements” means, collectively, the Sirius Audited Annual Financial Statements and the Sirius Interim Financial Statements;

(lllll)	“Sirius Fixed Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(mmmmm)	“Sirius Formula Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(nnnnn)	“Sirius Intellectual Property” has the meaning attributed thereto in Section 3.2(v)(ii);

(ooooo)
“Sirius Interim Financial Statements” means the unaudited consolidated financial statements of Sirius for the year to date period ended August 31, 2010, consisting of an unaudited balance sheet of Sirius as at August 31, 2010 and the unaudited consolidated statements of income, retained earnings and cash flows of Sirius for the year to date period ended August 31, 2010;

(ppppp)	“Sirius Leased Property” means any Real Property leased by Sirius;

(qqqqq)	“Sirius Leases” has the meaning attributed thereto in Section 3.2(n)(i);

(rrrrr)	“Sirius Licence Agreement” means the amended and restated licence and services agreement made of the 24th day of August 2005 between Sirius and Sirius XM;

(sssss)
“Sirius Material Adverse Change” means any materially adverse change in or effect on the business, assets, liabilities, capital, results of operations, condition (financial or otherwise) of Sirius, taken as a whole, excluding, in each case, any change, after the date hereof, that results directly from or relates directly to changes in or arising from (a) Canadian or United States economic conditions, credit markets or capital markets, (b) the industry in which Sirius operates, (c) the execution, announcement and performance of this Agreement or the consummation of the transactions contemplated under this Agreement, (d) compliance with the terms of this Agreement, (e) any changes in any Laws or the interpretation, application or non application of any Laws by any Authority or self regulatory authority, including any changes in applicable accounting requirements or principles, (f) war, acts of terrorism, civil unrest, natural disaster or similar event, (g) any decision by XM to adopt one of either of Buyer’s or Sirius’ Platform Technology, or (h) any damage to XM’s satellite network upon which Sirius relies to operate the Sirius Business, provided, in the case of clauses (a), (b), (e) or (f) that such change does not affect Sirius in a manner that is materially disproportionate to the effect on Buyer;

(ttttt)	“Sirius Material Contracts” has the meaning attributed thereto in Section 3.2(r);

(uuuuu)
“Sirius Material OEM Agreements” mean, collectively, the distribution agreement dated as of October 31, 2006, as amended, modified or supplemented, among Sirius, DaimlerChrylser Canada Inc., Freightliner Canada Ltd. and Mercedes-Benz Canada Inc., and the distribution agreement dated May 31, 2006, as amended, modified or supplemented, between Sirius and Ford Motor Company of Canada, Limited;

(vvvvv)	“Sirius Parties” means, collectively, Sirius and the Vendors, each of them being a “Sirius Party”;

(wwwww)	“Sirius Permits” has the meaning attributed thereto in Section 3.2(f)(ii);

(xxxxx)
“Sirius Programming Agreements” mean, collectively, the programming agreement made as of the 24th day of August, 2005 between Sirius and CBC and the programming agreement made as of the 24th day of August, 2005 between Sirius and Standard Radio Inc.;

(yyyyy)	“Sirius Remainder Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(zzzzz)	“Sirius Securities” has the meaning attributed thereto in Section 3.2(e)(i);

(aaaaaa)
“Sirius SAC” means subscriber acquisitions cost, which is calculated, in respect of any period, by dividing (x) the aggregate of all subscriber acquisition costs (including Subsidies, Distribution costs, commissions, promotions to consumers or retailers, and aftermarket discounts, exclusive of OEM discounts, and margins on direct-to-consumer sales) for the relevant period by (y) the number of Sirius Subscriber gross additions (including prepaid and self-pay additions, excluding partnership additions) for the relevant period;

(bbbbbb)	“Sirius Securities” means, at the relevant time, all of the authorized, issued and outstanding shares and other equity securities of Sirius;

(cccccc)	“Sirius Shareholders Agreement” means the shareholders agreement of Sirius dated August 24, 2005;

(dddddd)	“Sirius XM” means Sirius XM Radio Inc., a corporation governed by the laws of the state of Delaware;

(eeeeee)	“Slaight” means Slaight Communications Inc., a corporation governed by the laws of the Province of Ontario;

(ffffff)	“Slaight Formula Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(gggggg)	“Slaight Remainder Note” has the meaning attributed thereto in the Transaction Steps Agreement;

(hhhhhh)	“Subsidiary” means, in a respect of a specified Person, another Person that the specific Person Controls, directly or indirectly, and, for greater certainty, includes a Subsidiary of that Subsidiary;

(iiiiii)	“Subsidiaries” has the meaning given to it according to Canadian GAAP;

(jjjjjj)
“Tax” and “Taxes” includes all taxes, levies, duties, fees, assessments, reassessments, imposts, premiums and other charges of any kind whatsoever imposed by any Authority, whether direct or indirect (regardless of whether the Person is made liable via contract or otherwise), together with all interest, penalties, fines additions to tax or additional amounts imposed in respect thereof, including without limitation, (a) those levied on, or measured by, or referred to as income, profits, gross receipts, corporate, transfer, sales, use, wage, payroll, employment, severance, social services, worker’s compensation, employer health, utility, occupation, premium, windfall, capital, stamp, real or personal property, land transfer, customs duties, import and export, goods and services, harmonized sales, excise, business, all surtaxes, licence, franchising, registration fees, turnover, value-added, withholding, social security, unemployment insurance, health insurance, and Canada, Quebec and other government pension plan premiums, and retirement contributions, including those imposed by any Authority, and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a “transferee” (within the meaning of section 160 of the Tax Act, or any other Laws) of another taxpayer or entity or a member or a related, non-arm’s length, affiliated or combined group;

(kkkkkk)	“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

(llllll)
“Tax Return” means any return (including an information return), declaration, report, statement, claim for a refund, rebate or credit, amended return, declaration of estimated Taxes or other document (including any attached schedule and any attached related or supporting information or any election or designation) relating to Taxes required to be filed under any applicable Tax legislation or in fact filed with any Authority;

(mmmmmm)	“Termination Date” means November 24, 2011;

(nnnnnn)	“Transaction” means the transactions contemplated by this Agreement;

(oooooo)	“Transaction Steps Agreement” means the transaction steps agreement dated the date hereof among the Parties;

(pppppp)	“TSX” means the Toronto Stock Exchange;

(qqqqqq)	“TSX Approval” means the conditional approval of the TSX to list the Consideration Shares, subject only to Buyer providing the TSX certain required documentation, as is customary;

(rrrrrr)
“Union” means any labour or trade organization or association of employees that has as one of its purposes the regulation of relations between employers and employees through collective bargaining, or any other representative of employees;

(ssssss)	“Vendors” means CBC, Sirius XM and Slaight; and

(tttttt)	“XM” means XM Satellite Radio Inc., a corporation governed by the laws of the State of Delaware.

1.2	Time of the Essence

Time shall be of the essence of each provision of this Agreement.  Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

1.3	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

1.4	Business Days

Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.  Interest on all amounts due hereunder shall, however, be calculated for all days on which such amounts are outstanding, including each day that is not a Business Day.

1.5	Currency

Unless otherwise specified, all references to amounts of money in this Agreement refer to Canadian currency.

1.6	Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections.  The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

1.7	Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

1.8	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

1.9	Other References

“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

1.10	Accounting Terms

All accounting terms used in this Agreement that are not otherwise specifically defined shall be interpreted in accordance with Canadian GAAP.

1.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “1.1(f)”	-	Form of Articles of Amendment
Schedule “1.1(ssss)”	-	Regulatory Approvals
Schedule “4.1(e)”	-	Refinancing of Buyer Indebtedness
Schedule “4.1(f)”	-	Form of Governance Agreement

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SECURITIES

2.1	Estimated Closing Cash Balance

On the second Business Day prior to the Closing Date:

(a)	Buyer shall deliver to Sirius and each of the Vendors a written statement setting forth its Estimated Closing Cash Balance; and

(b)	Sirius shall deliver to the Buyer a written statement setting forth its Estimated Closing Cash Balance.

2.2	Purchase and Sale of Purchased Securities

(a)
Subject to the terms and conditions of this Agreement, at the Closing each of the Vendors will sell to Buyer, free and clear of all Encumbrances, all of the outstanding shares in the capital of Sirius held by such Vendor as of the Closing (collectively the “Purchased Securities”) and Buyer shall purchase the Purchased Securities.

(b)
The aggregate purchase price payable by Buyer for the Purchased Securities shall consist of the Consideration Shares which shall be delivered to and allocated among the Vendors in accordance with the Transaction Steps Agreement, and with respect to Sirius XM, the Sirius Fixed Note and the Sirius Formula Note and the Sirius Remainder Note (the “Purchase Price”). Two Business Days prior to Closing, the Vendors will jointly provide a notice to the Buyer specifying the number and class of Consideration Shares to be issued to each of the Vendors on Closing; provided that such notice will provide that Slaight and CBC will receive only Class B Shares and Sirius XM will receive a combination of Class A Shares and  Class B Shares such that, on Closing, Sirius XM (and its Affiliates) shall have a voting interest (on a non-diluted basis) that is equal to 25%.

(c)
Following completion of the transactions described in this Section 2.2 and in the Transaction Steps Agreement, the Vendors shall have received, in the aggregate, (i) the Consideration Shares, (ii) an amount of cash equal to the Sirius Cash Surplus, and (iii) Formula Notes with an aggregate principal amount determined in accordance with Section 2.4.

2.3	Payment of Purchase Price and Other Closing Mechanics

At Closing, in accordance with the Transaction Steps Agreement, the Parties shall take all actions necessary to effect the following:

(a)
The Vendors shall each deliver (or cause to be delivered) to Buyer certificates representing the Purchased Securities, each duly endorsed for transfer or accompanied by a duly executed stock power or transfer, all in appropriate form and sufficient for transfer of all of the Purchased Securities of such Vendor to Buyer, or to such other Person as Buyer may otherwise direct in writing, in each case free and clear of all  Encumbrances.

(b)
Buyer shall deliver certificates representing the Consideration Shares, registered in the names of the Vendors as set out in the notice provided by the Vendors pursuant to Section 2.2(b), to the Vendors;

(c)	Buyer shall issue the Sirius Fixed Note to Sirius XM;

(d)	Buyer shall issue the Sirius Formula Note to Sirius XM;

(e)	Buyer shall issue the Sirius Remainder Note to Sirius XM;

(f)	Buyer shall file the Articles of Amendment;

(g)
The board of directors of Buyer (and any successor entity of Buyer) shall be reconstituted (the “New Board”) to be comprised of nine members, each of whom shall hold office for a term expiring at the close of the next annual meeting of Buyer’s shareholders or until his or her successor is duly elected or appointed. Sirius XM shall be entitled to nominate two directors, CSRI shall be entitled to nominate two directors who shall be Canadian, and each of CBC and Slaight shall be entitled to nominate one director who shall be Canadian. Buyer shall also have three directors who are Canadian, independent within the meaning of applicable securities laws in Canada, and who shall be acceptable to each of Sirius XM, CSRI, CBC and Slaight, each acting reasonably.  For purposes of nominating the independent directors, Buyer and Sirius shall each nominate one independent director, and such independent directors shall, together, nominate a third independent director. As soon as practicable following the date of this Agreement, and in any event prior to December 31, 2010, each of Sirius XM, CSRI, CBC and Slaight shall provide Buyer written notice of its director nominees who shall receive the conditional approval of shareholders at the Meeting. In the event an individual who is so nominated is unable or unwilling to serve as a member of the New Board at Closing, the Party who designated such individual shall be entitled, prior to Closing, to designate a replacement designee to the New Board. If the individual who is unable or unwilling to serve is an independent director, Sirius XM, CSRI, CBC and Slaight shall, prior to Closing, agree to a replacement designee.

(h)
The board of directors of Buyer Subsidiary and the board of directors of Sirius shall be reconstituted to be comprised of five members, consisting of the Chief Executive Officer of Buyer (and any successor entity of Buyer) and one director nominee from each of Sirius XM, CSRI, CBC and Slaight.

(i)	At the request of an Eligible Vendor:

(i)
Buyer will jointly elect with such Eligible Vendor under subsection 85(1) of the Tax Act with respect to the sale of the Eligible Vendor’s Purchased Securities.  Such election will be prepared by the Eligible Vendor and filed by the Eligible Vendor and Buyer in the form and manner prescribed by the Tax Act and the regulations thereunder.  The agreed amount for purposes of paragraph 85(1)(a) of the Tax Act in respect of the Eligible Vendor’s Purchased Securities will be the lesser of: (i) the greater of the cost amount (as defined in the Tax Act) to the Vendor of its Purchased Securities immediately before the Closing and the principal amount of the promissory note issued to such Eligible Vendor and (ii) the fair market value of the Purchased Securities immediately before the Closing ; and

(ii)
Buyer will jointly elect with the Eligible Vendor under corresponding provisions of applicable provincial income tax legislation with respect to the sale of the Eligible Vendor’s Purchased Securities, and the provisions of Section 2.3(i)(i) shall apply mutatis mutandis to the making of any such provincial elections.

(iii)
Each Eligible Vendor shall be solely responsible for the duly and timely filing of any election under this Section 2.3(i) and shall be solely responsible to pay any and all applicable penalties and other costs associated therewith.

(j)	Section 2.3(i) shall survive Closing.

2.4	Post-Closing Calculations

(a)
As promptly as reasonably practicable after the Closing Date, and in any event not later than 45 days thereafter, the Independent Accountant shall prepare and deliver to each of the Parties the Closing Cash Balance Statement.  The Parties shall cooperate fully in the preparation of the Closing Cash Balance Statement.

(b)
Either the Vendors (acting together) or Buyer may object to the Closing Cash Balance Statement by written notice to the other Parties within five Business Days after receipt of the Closing Cash Balance Statement, which notice shall specify in reasonable detail those items or amounts as to which the objecting Party objects, and the objecting Party shall be deemed to have agreed with all other items and amounts contained in the Closing Cash Balance Statement.  If no such notice is delivered within such five Business Day period, or if an objecting Party delivers a notice of acquiescence prior to the end of such five Business Day period, or if the Vendors and the Buyer agree upon all matters in dispute within the ten Business Day period specified in Section 2.4(c), then the Closing Cash Balance Statement, as adjusted to reflect any such agreements, shall be final and binding upon all Parties hereto.

(c)
The Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Cash Balance Statement as promptly as practicable. If the Parties are unable to resolve all such items in dispute within ten Business Days after receipt of the objecting Party’s written objection to the Closing Cash Balance Statement pursuant to Section 2.4(b), then those items or calculations in dispute shall be submitted for resolution to the Independent Accountant. The Independent Accountant shall consider only those items or amounts in the Closing Cash Balance Statement as to which the objecting Party has objected in accordance with Section 2.4(b). The Parties shall use their commercially reasonable efforts to cause the Independent Accountant to submit its determination in a written statement delivered to the Parties as promptly as practicable, but in no event later than ten Business Days following submission of the dispute by the Vendors and Buyer, and such determination, together with any items that were otherwise resolved between the Vendors and Buyer in accordance with this Section 2.4(c) and the original Closing Cash Balance Statement, shall become the Closing Cash Balance Statement and shall be final and binding upon all Parties hereto and shall constitute an arbitral award that is non-appealable and upon which a judgment may be entered by a court having competent jurisdiction.

(d)
Within five Business Days after the Closing Cash Balance Statement becomes binding upon the Parties in accordance with Section 2.4(b) or 2.4(c), as applicable, the aggregate principal amount of the Formula Notes will be an amount that is equal to the Aggregate Principal Amount; provided that in the event that the Aggregate Principal Amount is a negative number, the principal amount of the Formula Notes shall be determined to be nil and each of the Vendors shall pay to Buyer as contribution to capital in cash, in accordance with the Transaction Steps Agreement, their proportionate share of the absolute value of the Aggregate Principal Amount.

(e)	The fees and disbursements of the Independent Accountant shall be borne by Buyer.

2.5	Place of Closing

Subject to the terms and conditions set forth in this Agreement, the closing of the purchase and sale of the Purchased Securities (the “Closing”) shall take place at 8:30 a.m. (Toronto time) at the offices of Goodmans LLP, counsel for Sirius, at Suite 3400, 333 Bay Street, Toronto, Ontario, M5H 2S7, on the second Business Day following the date on which all of the conditions set forth in Article 4 are satisfied or waived by the applicable Party or Parties in whose favour the condition is (other than those conditions that are to be satisfied at Closing, but subject to satisfaction or waiver of such conditions) or at such other location or on such other date as the Parties may mutually agree.  The date on which the Closing shall occur is referred to herein as the “Closing Date”.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties Regarding Vendors

Each Vendor represents and warrants to Buyer on a several basis, and not on a joint and several basis (and acknowledges that Buyer is relying upon the following representations and warranties in completing the Transaction), except as disclosed in the Sirius Disclosure Letter or in the Schedules hereto or as contemplated by this Agreement that, with respect to such Vendor, as applicable:

(a)	Formation and Authority

(i)
The name and jurisdiction of incorporation of the Vendor together with the number of Purchased Securities owned by such Vendor, are accurately described in Section 3.1(a) of the Sirius Disclosure Letter.

(ii)
The Vendor is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction of its incorporation, continuance or amalgamation (as applicable) and has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

(iii)
The execution and delivery of, and performance by each of Slaight and Sirius XM of, this Agreement and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action on the part of such Vendor.

(iv)
As soon as practicable after the date of this Agreement, CBC shall request, and recommend in favour of, an Order in Council granting the CBC authority to consummate the Transactions.  Subject to the receipt of such Order in Council, the execution and delivery of, and performance by CBC of, this Agreement and the consummation of the transactions contemplated by it will be duly authorized by all necessary action on the part of CBC.

(v)
Other than the Sirius Shareholders Agreement, such Vendor is not a party to any other agreement, commitment or understanding, whether written or oral, with any other Vendor or Sirius with respect to its equity interest in Sirius.

(b)	Title to Purchased Securities

The Vendor is the registered and beneficial owner of all of the Purchased Securities as disclosed as owned by it in Section 3.1(a) of the Sirius Disclosure Letter and as may be adjusted following the consummation of any transactions contemplated in the Transaction Steps Agreement, free and clear of any Encumbrances, and, other than pursuant to the Sirius Shareholders Agreement, no Person has any equity interest, written or oral agreement, option, right or privilege (whether, by law, pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase of any such Purchased Securities (other than Buyer pursuant to the terms of this Agreement). Upon completion of the transactions contemplated by this Agreement, Buyer will have good and valid title to the Purchased Securities, free and clear of all Encumbrances.

(c)	Non Contravention

Assuming receipt of all of the Regulatory Approvals, the execution, delivery and performance by such Vendor of this Agreement do not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation, or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under:

(i)
any of the terms or provisions of the Sirius Shareholders’ Agreement or other constating documents, by-laws or resolutions of the board of directors (or any committees thereof) or securityholders of the Vendor;

(ii)	any judgment, decree, order or award of any court, Authority or arbitrator having jurisdiction over such Vendor of which such Vendor has knowledge; or

(iii)	applicable Law,

except for any violations that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect or delay such Vendor’s ability to complete the Transaction.

(d)	Enforceability of Obligations

(i)
In the case of each of Slaight and Sirius XM, this Agreement has been duly executed and delivered on behalf of such Vendor and constitutes a legal, valid and binding obligation of such Vendor, enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ii)
In the case of CBC, subject to the receipt of the Order in Council referenced in Section 3.1(a)(iv) of this Agreement, this Agreement will have been duly executed and delivered on behalf of CBC, enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(e)	Litigation

Except as disclosed in Section 3.1(e) of the Sirius Disclosure Letter, there is no Claim pending or, to the knowledge of such Vendor, threatened against such Vendor that could materially and adversely affect or delay in any manner the ability of such Vendor to enter into this Agreement and perform its obligations hereunder and, to the knowledge of such Vendor, there are no facts or circumstances that would reasonably be expected to give rise to any Claim described in this Section 3.1(e).

(f)	Residence of Vendor

Except for Sirius XM, such Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(g)	Brokers

Other than as set forth in Section 3.1(g) of the Sirius Disclosure Letter, such Vendor has not engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, other than as discussed in Section 3.1(g) of the Sirius Disclosure Letter, there is no commission, fee or other remuneration payable to any broker, underwriter or agent who purports or may purport to act or have acted for such Vendor.

(h)	Full Disclosure

To the knowledge of such Vendor, there is no fact which has not been set forth in this Agreement (including the Sirius Disclosure Letter) and which may cause or could reasonably be expected to cause a Sirius Material Adverse Change.

3.2	Representations and Warranties Regarding Sirius

Sirius represents and warrants to Buyer (and acknowledges that Buyer is relying upon the following representations and warranties in completing the transactions contemplated hereby) that, except as disclosed in the (i) Sirius Disclosure Letter, (ii) Sirius Financial Statements, or (iii) Schedules hereto or as contemplated by this Agreement:

(a)	Formation and Authority

(i)
Sirius is duly incorporated and validly existing as a corporation under the laws of its jurisdiction of incorporation.  Sirius has all necessary power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.  Sirius has obtained all approvals necessary to validly execute and deliver and perform its obligations under this Agreement.

(ii)
Sirius has the power and authority to own or lease its properties and to carry on its business as presently conducted.  Sirius is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified and in good standing would not reasonably be expected to result in a Sirius Material Adverse Change.

(iii)
True and correct copies of the Sirius Shareholders Agreement and other organizational instruments of Sirius, each as in effect on the date hereof, have been provided to Buyer.  Such agreements and instruments are in full force and effect.  To the knowledge of Sirius, Sirius is not in material violation of any of the provisions of such agreements or instruments.

(iv)
The minute books of Sirius contain accurate records of all meetings, in all material respects, and accurately reflect, in all material respects, all other actions taken by, as applicable, the shareholders, boards of directors and other governing bodies of Sirius.  Complete and accurate copies of all such minute books have been made available to Buyer.

(v)
The execution and delivery of, and performance by Sirius of, this Agreement and the consummation of the transactions contemplated by it, including the transfer of the Purchased Securities by the Vendors to Buyer, have been duly authorized by all necessary corporate action on the part of Sirius.

(vi)	Sirius is not a reporting issuer (as such term is defined in the Securities Act (Ontario)) and there is no published market for the Purchased Securities.

(b)	Non Contravention

Assuming receipt of all of the Regulatory Approvals and except as set forth in Section 3.2(b) of the Sirius Disclosure Letter, the execution, delivery and performance by the Sirius Parties of this Agreement do not (or with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation, or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under:

(i)
any of the terms or provisions of the Sirius Shareholders Agreement or other constating documents, by-laws or resolutions of the board of directors (or any committees thereof) or securityholders of Sirius;

(ii)	any judgment, decree, order or award of any court, Authority or arbitrator having jurisdiction over Sirius of which Sirius has knowledge;

(iii)	any Sirius Material Contract or Sirius Permit; or

(iv)	applicable Law,

except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, reasonably be expected to cause a Sirius Material Adverse Change.

(c)	Enforceability of Obligations

This Agreement has been duly executed and delivered on behalf of Sirius and constitutes a legal, valid and binding obligation of Sirius enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(d)	Consents

Except for the Regulatory Approvals or as set forth in Section 3.2(d) of the Sirius Disclosure Letter, no consent, approval or authorization of, or declaration, filing or registration with, any Authority or any other Person is required to be made or obtained by any of the Sirius Parties, prior to, or as a condition of, the consummation of the Transaction, except to the extent that the failure to obtain any such consents, approvals or authorizations or to make any declarations, filings or registrations would not, individually or in the aggregate, reasonably be expected to cause a Sirius Material Adverse Change or prevent or materially delay the consummation of the Transaction.

(e)	Capitalization

(i)
Section 3.2(e) of the Sirius Disclosure Letter sets forth information regarding Sirius including: (A) its jurisdiction of incorporation, (B) the Sirius Securities or securities exercisable, convertible or exchangeable into shares of Sirius, and (C) the name of each record holder of such Sirius Securities. All of the outstanding Sirius Securities have been duly authorized and validly issued in compliance with all applicable Laws, and all of the issued and outstanding Sirius Securities are owned of record or beneficially by a Sirius Party.

(ii)
Other than pursuant to the Sirius Shareholders Agreement, Sirius has not granted any pre-emptive rights, rights of first refusal or similar rights with respect to any of the Sirius Securities, and other than pursuant to the Sirius Shareholders Agreement, there are no offers, options, warrants, rights, agreements or commitments of any kind granted by Sirius relating to the issuance, conversion, registration, voting, sale or transfer of any Sirius Securities or obligating Sirius to issue, sell, purchase or redeem any Sirius Securities.  Other than the Sirius Shareholders Agreement, there are no voting trusts, securityholder agreements, voting trust agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Sirius Securities.  All outstanding Sirius Securities have been duly and validly issued in compliance with all applicable Laws.

(iii)
There are no corporations, partnerships, joint ventures, associations or other entities in which Sirius owns, of record or beneficially, any direct or indirect equity interest or any right (contingent or otherwise) to acquire the same.

(iv)
At Closing, the Purchased Securities will represent all of the issued and outstanding securities of Sirius and will have been duly and validly issued in compliance with all applicable Laws.  At Closing, no Person (other than Buyer pursuant to the terms of this Agreement) will have any equity interest, agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of any unissued shares, securities or warrants of Sirius.  At Closing, there will not be any voting trusts, securityholder agreements, voting trust agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Securities, other than this Agreement and assuming the Sirius Shareholders Agreement has been terminated as contemplated by the terms of this Agreement.

(f)	Licences, Permits and Authorizations

(i)
Sirius is conducting and has conducted the Sirius Business in compliance with all applicable Laws other than any such non-compliance that would not reasonably be expected to cause a Sirius Material Adverse Change.  Sirius has not received any notice or other communication in writing from any Authority regarding any actual or potential violation of any applicable Law that would reasonably be expected to cause a Sirius Material Adverse Change.

(ii)
To the knowledge of Sirius, Sirius possesses all material authorizations, licences, permits, grants, easements, variances, exceptions, consents, certificates, approvals and orders of any Authority that are necessary for it to own, lease and otherwise hold and operate its properties and other assets (including terrestrial repeaters) and to carry on the Sirius Business (the “Sirius Permits”). All of the Sirius Permits are listed in Section 3.2(f) of the Sirius Disclosure Letter and, to the knowledge of Sirius, all Sirius Permits are in full force and effect and no suspension, cancellation or withdrawal of any such Sirius Permit is pending or threatened.  Sirius is in compliance with all terms and conditions of the Sirius Permits in all material respects and to the knowledge of Sirius there are no facts or circumstances that would reasonably be expected to result in any material breach of any Sirius Permit that would reasonably be expected to result in a Sirius Material Adverse Change. None of the Sirius Parties have received any written notice or other communication in writing from any Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Sirius Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Sirius Permit that would, in either case, reasonably be expected to result in a Sirius Material Adverse Change.

(iii)	Sirius is up-to-date on all of its payments of fees to regulatory Authorities.

(g)	Books and Records

The Books and Records of Sirius (i) have been maintained in accordance with applicable Law and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Sirius, (iii) accurately and fairly reflect the basis for the Sirius Financial Statements, in all material respects, and (iv) have been provided to Buyer.

(h)	Financial Statements

(i)
The Sirius Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and present fairly and accurately, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position, results of operations and cash flows of Sirius as of the dates thereof and for the periods covered thereby.

(ii)
Other than as contemplated in this Agreement or as set forth in Section 3.2(h) of the Sirius Disclosure Letter, since August 31, 2010, Sirius has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(i)	Operating Performance

Section 3.2(i) of the Sirius Disclosure Letter sets forth the following operating metrics of Sirius for the year to date period ended August 31, 2010; (i) Sirius ARPU, (ii) Sirius CPGA, and (iv) Sirius SAC, and such figures accurately and fairly represent such indicators for such periods in all material respects.

(j)	Absence of Undisclosed Liabilities

Sirius has not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), except (i) as disclosed in the Sirius Financial Statements; (ii) as set forth in Section 3.2(j) of the Sirius Disclosure Letter; or (iii) as incurred in the Ordinary Course since August 31, 2010. Sirius does not have any “off-balance sheet arrangements”, as such term is defined under Canadian GAAP.

(k)	Tax Matters

Except as otherwise disclosed in Section 3.2(k) of the Sirius Disclosure Letter:

(i)
Sirius has duly and timely filed all material Tax Returns required to be filed by it with the appropriate Authority and all such Tax Returns were true, correct and complete in all material respects.  No such Tax Return omits any material statement and no such Tax Return has been amended.  Complete and correct copies of all Tax Returns and copies of all correspondence with Taxing Authorities have been made available to Buyer.

(ii)	Sirius has duly and timely paid all material Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it.

(iii)
Adequate provision has been made in the Sirius Financial Statements and the Books and Records of Sirius for all Taxes of Sirius which are not yet due and payable and relate to periods ending on or before August 31, 2010.  The provisions for Taxes in the Sirius Financial Statements are sufficient to cover all liabilities for Taxes (including Tax instalments) whether or not assessed, whether or not disputed, or that are accruing in respect of Sirius for all periods ending on or before August 31, 2010.

(iv)	There are no Encumbrances against Sirius or any of its assets for unpaid Taxes.

(v)
The liability of Sirius for Taxes (to the extent subject to Tax) has been assessed by all relevant Authorities for all periods up to and including August 31, 2010.  No unresolved assessments or reassessments exist with respect to Taxes that would, if the Taxes underlying such assessments or reassessments became due and payable, individually or in the aggregate, reasonably be expected to cause a Sirius Material Adverse Change and no assessments or reassessments have been proposed. There are no notices of objection or appeals outstanding with respect to any assessment, reassessment or determination of the Taxes of Sirius by any Authority.  To the knowledge of Sirius, there are no assessments, reassessments, actions, suits, audits, investigations, claims or other proceedings pending or, threatened, against Sirius in respect of any Taxes that would, if the Taxes underlying such assessments or reassessments became due and payable, individually or in the aggregate, reasonably be expected to cause a Sirius Material Adverse Change. There are no outstanding agreements, waivers or other arrangements providing for an extension of time with respect to (i) the filing of any Tax Return or the payment of any Taxes by Sirius (ii) the period during which any Authority may assess or collect Taxes of Sirius.

(vi)
Sirius has duly and on a timely basis withheld from any amount paid or credited by it to or for the account of the benefit of any Person, including any employees, officers or directors and any non-resident persons, the amount of all material Taxes and other deductions required or permitted by any Law, rule or regulation to be withheld from any such amount and has duly and on a timely basis remitted the same to the appropriate Authority.

(vii)
Sirius has not directly or indirectly, other than by way of dividends or capital distributions, transferred property to or supplied services to, or acquired property from, any Person with whom it was not dealing at arm’s length (for purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services.  Sirius is not subject to any liability for Taxes of any other Person.

(viii)
There are no circumstances which exist and would reasonably be expected to result in, or have existed and resulted in, the application of any of section 17, subsection 18(4), sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, to Sirius at any time up to and including the Closing Date in respect of any transaction entered into.

(ix)
Other than in the Ordinary Course, Sirius has not claimed any reserve or deduction or made any election under any provision of the Tax Act or any equivalent provincial provision that could require an amount to be included in the income of Sirius for any period ending after the Closing Date.

(x)	Sirius has not claimed a deduction with respect to an outlay or expense that, to Sirius’ knowledge, may be considered unreasonable under the circumstances.

(xi)
No claim has ever been made by or is expected from any Authority in a jurisdiction in which Sirius does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.  Sirius is not required to file any Tax Returns in any jurisdiction outside Canada.

(xii)	Sirius is a resident of Canada and is a taxable Canadian corporation for purposes of the Tax Act.

(xiii)	Sirius is not a “financial institution” as defined in section 142.2 of the Tax Act.

(xiv)	Sirius is a registrant for the purposes of the ETA and its registration number is 85729-4342 RT0001.

(xv)
At no time since its incorporation has more than 50% of the fair market value of the Purchased Securities been derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing, whether or not the property exists. None of the Purchased Shares has been acquired by any Vendor at any time during the 60-month period preceding the Closing Date as consideration for shares or on the conversion of a debt obligation that constituted “taxable Canadian property” (as defined in the Tax Act) to such Vendor.

(l)	Absence of Certain Changes or Events

Since August 31, 2010, except as set forth in Section 3.2(l) of the Sirius Disclosure Letter, Sirius has conducted its business in the Ordinary Course and there has not occurred:

(i)	any Sirius Material Adverse Change or any event or circumstances that would reasonably be expected to result in a Sirius Material Adverse Change;

(ii)	any material modification to the terms of, or benefits payable under, any Sirius Benefit Plan;

(iii)	any removal of any auditor or directors or termination of executive officers or other senior employee of Sirius;

(iv)	any material acquisition, lease, sale, Encumbrance (other than Permitted Encumbrances) or other disposition of property or assets of Sirius other than in the Ordinary Course;

(v)
any failure by Sirius to pay or otherwise satisfy any accounts payable, liabilities or obligations that, individually or in the aggregate, exceed $250,000, when due and payable other than in the Ordinary Course, and other than those accounts payable, liabilities or obligations that Sirius is contesting in good faith, or any material change to the practices and policies relating to the payment and collection of accounts payable and accounts receivable of Sirius;

(vi)	any incurrence, creation, assumption or guarantee of Indebtedness by Sirius other than in the Ordinary Course;

(vii)	made any bonus or profit sharing distribution or similar payment of any kind except as may be required by a Material Contract;

(viii)
other than in the Ordinary Course, any write off or waiver of any accounts receivable of Sirius which are individually or in the aggregate greater than $250,000 and that has previously not been reserved against as doubtful accounts;

(ix)	cancelled or reduced any of its insurance coverage;

(x)	any entering into, material amendment, or relinquishment, termination or non-renewal of any Sirius Material Contract other than in the Ordinary Course;

(xi)	any capital expenditures by Sirius which are individually or in the aggregate greater than $250,000;

(xii)	any settlement or compromise of any Claim against Sirius in excess of $250,000;

(xiii)	any material change in the accounting methods, principles or practices of Sirius; or

(xiv)	any authorization, agreement or commitment by Sirius to do any of the foregoing.

(m)	Assets

(i)
Except as set forth in Section 3.2(m) of the Sirius Disclosure Letter, Sirius has good and valid title to (or a valid and enforceable right to use) (A) all of the assets, properties and rights of any kind, tangible or intangible, which are necessary to enable them to carry on the Sirius Business as currently conducted and (B) all of the assets reflected in the Sirius Financial Statements (other than any such asset disposed of in the Ordinary Course), in each case free and clear of all Encumbrances other than the Permitted Encumbrances.  To the knowledge of Sirius, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from Sirius of any of its assets.

(ii)
Section 3.2(m) of the Sirius Disclosure Letter contains a true and correct summary of the fixed assets by asset class owned by Sirius as of the date hereof, organized by asset class and location. The fixed assets are adequate and suitable for the uses to which they are being put and, to the knowledge of Sirius, in good operating condition and repair having regard to their use and age. To the knowledge of Sirius, none of such fixed assets or other property are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(n)	Leases of Real Property

(i)
Section 3.2(n) of the Sirius Disclosure Letter sets forth the address of each Sirius Leased Property and lists all leases, assignments or subleases for the Leased Property, including all amendments and modifications in connection therewith (the “Sirius Leases”).  True, correct and complete copies of each of the Sirius Leases have been provided to Buyer.

(ii)
Each Lease is valid and binding on Sirius and, to the knowledge of Sirius, each of the other parties thereto.  Sirius is the beneficial owner of the leasehold interest in each Sirius Leased Property free and clear of all material Encumbrances other than Encumbrances affecting the landlord’s interest in the Sirius Leased Property and Permitted Encumbrances.

(iii)
Sirius is not in breach of or default under any Lease in any material respect and, to the knowledge of Sirius, none of the other parties to any of the Sirius Leases is in breach or default under any Lease in any material respect. All amounts due and owing under the Sirius Leases have been paid and no material waiver, indulgence or postponement of Sirius’ obligations under any of the Sirius Leases has been granted by the lessor.

(iv)
Sirius is not a party to, or under any agreement to become a party to, or have any right or interest in, any material lease, licence, occupancy agreement or other agreement with respect to real property other than the Sirius Leases.

(v)
To the knowledge of Sirius, (A) the Sirius Leased Property is in material compliance with all applicable deed restrictions or covenants and all applicable building and use, zoning and subdivision Laws and (B) Sirius has adequate rights of ingress and egress into each Sirius Leased Property for the operation of the Sirius Business.

(o)	Owned Real Property

Sirius does not own any Real Property.

(p)	Litigation

Except as set forth in Section 3.2(p) of the Sirius Disclosure Letter, there are no Claims pending or, to the knowledge of Sirius, threatened against Sirius that (i) as at the date of this Agreement, seek damages of greater than $250,000, (ii) would, if decided adversely to Sirius, reasonably be expected to cause a Sirius Material Adverse Change or (iii) seek to prevent or materially delay the consummation of the Transaction.  Sirius is not the plaintiff or complainant in any Claim relating to the Sirius Business other than Claims related to the collection of outstanding accounts receivable being undertaken in the Ordinary Course.  To the knowledge of Sirius, there are no facts and circumstances that would reasonably be expected to give rise to any Claim described in this Section 3.2(p).

(q)	Non-Arm’s Length Transactions

(i)
Sirius has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director of Sirius, Employee or any other Person with whom Sirius is not dealing at arm’s length or any Affiliate of any of the foregoing, except as disclosed in the Sirius Financial Statements or compensation paid to such officers, directors and Employees paid in the Ordinary Course; and

(ii)
other than the Sirius Shareholders Agreement and employment agreements entered into in the Ordinary Course, there are no Contracts between Sirius and any officer or director of Sirius, Employee or other Person with whom Sirius is not dealing at arm’s length or any Affiliate of the foregoing, nor does any such Person have any interest (other than as an officer, director or Employee) in any Contract to which Sirius is a party.

(r)	Material Contracts

(i)	Except as set forth in Section 3.2(r) of the Sirius Disclosure Letter, Sirius is not a party to or bound by any of the following (collectively, the “Sirius Material Contracts”):

(A)	any Contract (except for Contracts with Sirius Employees) that contemplates any exchange of consideration within a year during the term of the Contract with an aggregate value greater than $250,000;

(B)	any Contract for the purchase or sale of any Real Property, equipment or fixed or capital assets having a fair market value in excess of $250,000;

(C)
any trust indenture, mortgage, promissory note, loan agreement or other Contract or commitment for the borrowing of money or the deferral of any payment obligation (of Sirius to another Person) for an amount in excess of $250,000;

(D)
any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person for an amount in excess of $250,000;

(E)	any licence or royalty agreement relating to any of the Sirius Intellectual Property other than as set forth in Section 3.2(v) of the Sirius Disclosure Letter;

(F)	any leasing transaction of the type required to be capitalized in accordance with Canadian GAAP other than as set forth in the Sirius Financial Statements;

(G)	any Contract limiting the freedom of Sirius to engage in any line of business, compete with any other Person or otherwise conduct its business;

(H)
any Contract for the establishment of a joint venture, partnership or other similar arrangement involving the sharing of profits, losses, costs or liabilities, other than the Sirius Shareholders Agreement; or

(I)	any other Contract that is material to the operation of the Sirius Business.

(ii)
Each Sirius Material Contract is valid and binding on Sirius (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditor’s rights or by general equity principles). Neither Sirius nor, to the knowledge of Sirius, any of the other parties thereto, are in breach of, or default under any Sirius Material Contract or have given notice of an intention to breach, terminate, cancel, fail to renew or change, in a manner that would reasonably be expected to result in a Sirius Material Adverse Change, the terms of any Sirius Material Contract.

(iii)
With respect to the Sirius Material Contracts, (A) Section 3.2(r)(iii) of the Sirius Disclosure Letter sets out (x) the aggregate of all amounts payable but deferred and reflected as an accrued liability in the Sirius Financial Statements, in connection with such agreements, and (y) the dates upon which and the aggregate amounts that are due and payable on such dates, and (B) no deferred amount referred to in item (A) shall become due and payable (or otherwise accelerated) upon the entering into of this Agreement or the consummation of the Transaction.

(iv)
Neither the entering into of this Agreement nor the consummation of the Transaction shall give rise to a right of termination under, or result in the termination of, the Sirius Licence Agreement, the Sirius Material OEM Agreements or the Sirius Programming Agreements.

(v)
Other than the Sirius Material OEM Agreements, there is no agreement with any other original equipment manufacturer that represents more than 5% of Sirius’ revenues for the year-to-date period ended August 31, 2010.

(s)	Employment Matters

(i)	Sirius has provided to Buyer complete and accurate copies of employment agreements with all senior officers of Sirius, and such agreements have not been amended as of the date hereof.

(ii)
Sirius is in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety.

(iii)
Except as set forth in Section 3.2(s) of the Sirius Disclosure Letter, (A) Sirius is not a party to or bound by any written Contracts with past or present Sirius Employees, agents or independent contractors or any other Contracts which are not terminable on the giving of reasonable notice in accordance with applicable Laws and (B) there are no oral contracts of employment entered into with any Sirius Employees other than contracts of indefinite hire terminable in accordance with applicable Law and on reasonable notice and Sirius has not entered into any agreements with any Sirius Employees or independent contractors with respect to the termination of employment or other relationship.  Sirius does not have any obligation to re-instate any Sirius Employees or independent contractors other than as may be required by applicable Law.  Except as set forth in Section 3.2(s)  of the Sirius Disclosure Letter, or other than as may be required by applicable Law, Sirius is not a party to or bound by any Contract providing for severance, notice of termination or pay in lieu of notice of termination or termination, severance, retention or similar payments.

(iv)
Except as set forth in Section 3.2(s) of the Sirius Disclosure Letter (which shall set out the name of the individual, the maximum payment that may be owed under the agreement (without consideration of statutory or common law obligations) and the date(s) such payment is due), (i) there are no agreements obligating Sirius to provide any cash or other compensation or benefits to any director, officer, Sirius Employee, consultant or agent upon or as a result of, among other conditions, the execution of this Agreement or the consummation of the Transaction, (ii) no director, officer, Sirius Employee, consultant or agent is entitled to any retention, stay or similar payment, whether on conditions or otherwise, prior to the Closing Date.

(v)
All typical ongoing employment costs in respect of Sirius Employees have been paid or accrued in the Ordinary Course, including premium contributions, remittance and assessments for employment insurance, employer health tax, Canada Pension Plan, Quebec Pension Plan, income Tax, workplace safety and insurance and any other employment related legislation, accrued wages, Taxes, salaries, bonuses, retention, commissions and employee benefit plan payments, contributions and premiums.

(vi)
There are no outstanding, pending, or to the knowledge of Sirius, threatened assessments, actions, causes of action, claims, complaints, grievances, demands, orders, prosecutions or suits against Sirius or its directors, officers or agents pursuant to or under any applicable employment related rules, regulations, orders or Laws, including Canada Pension Plan, Quebec Pension Plan, unemployment insurance, Tax, employer health tax, employment standards, labour relations, occupational health and safety, human rights, gender equality, workplace safety, sexual harassment and insurance and pay equity Laws.

(vii)
There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and Sirius has not been reassessed under such legislation during the past three years and, to the knowledge of Sirius, no audit of Sirius is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(viii)
Sirius has not made any Contracts whether directly or indirectly with any Union or made commitments to or conducted negotiations with any Union with respect to any future agreements.  No Union has any bargaining rights acquired by either certification or voluntary recognition with respect to the Sirius Employees.

(ix)
There has not been and, to the knowledge of Sirius, there is not now any  threat of any (A) Labour Disturbance, or (B) material outstanding labour or employment proceedings of any kind (including material grievances, material arbitrations or applications for declaration of related or successor employer) in respect of the Sirius Employees.

(t)	Benefit Plans

(i)
Section 3.2(t) of the Sirius Disclosure Letter contains a complete and accurate list of all Sirius Benefit Plans.  No Sirius Benefit Plan is a pension or retirement savings plan that is required to be registered under the Tax Act or applicable pension legislation.  True, correct and complete copies of all Sirius Benefit Plans that have been reduced to writing have been provided to Buyer together with true, correct and complete copies of all documents relating to the Sirius Benefit Plans.

(ii)	Each of the Sirius Benefit Plans has been established, maintained, funded, invested and administered in compliance in all material respects with its terms and applicable Laws.

(iii)
There are no outstanding material Claims pending or, to the knowledge of Sirius, threatened against, concerning or affecting the Sirius Benefit Plans or assets held in the funding media for the Sirius Benefit Plans (other than routine benefit claims).

(iv)	There are no outstanding material liabilities under the Tax Act or any other Tax Laws with respect to the Sirius Benefit Plans.

(v)	No Sirius Benefit Plan provides benefits to retirees or to Sirius Employees after termination of employment or provides for retroactive charges or premium increases.

(vi)	There are no participants or other individuals entitled to participate in any Sirius Benefit Plan other than Sirius Employees, former Sirius Employees of Sirius, and directors and officers of Sirius.

(vii)	Sirius has no formal plan or commitment, whether legally binding or not, to create any new pension, benefit or compensation plan or to modify or change any existing Sirius Benefit Plan.

(viii)
To the knowledge of Sirius, no event has occurred or circumstances exist that may result in (A) a material increase in premium costs of any Sirius Benefit Plan that is insured or (B) a material increase in benefit costs of any Sirius Benefit Plan that is self insured.

(u)	Insurance

(i)
Section 3.2(u) of the Sirius Disclosure Letter sets forth a list of all insurance policies and bonds with respect to which Sirius is an insured and, except as otherwise specified therein, such coverages are in full force and effect and all due premiums have been paid.  Sirius is not in default in any material respect, whether as to payment of premium or otherwise, under the terms of any such insurance policy or bond, or has failed to give any material notice or present any material claim under any such insurance policy or bond in a due and timely fashion or received notice or otherwise has knowledge of any intent of an insurer to either claim any default on its part or not to renew any policy of insurance on its expiry.

(ii)
To the knowledge of Sirius, there are no circumstances in respect of which any Person could make a claim under any such insurance policy. There has not been any material adverse change in the relationship of Sirius with its insurers, the availability of coverage, or in the premiums payable pursuant to the policies. Section 3.2(u) of the Sirius Disclosure Letter sets forth a list of any and all individual insurance claims in excess of $250,000, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of Sirius over the past five calendar years prior to the date of this Agreement.

(v)	Intellectual Property and Information Technology

(i)
Section 3.2(v) of the Sirius Disclosure Letter sets forth a list of all (A) registered Intellectual Property owned by or licensed to Sirius and (B) all other Intellectual Property owned by or licensed to Sirius that is material to the conduct of the Sirius Business.

(ii)
Sirius owns, free and clear of all Encumbrances other than Permitted Encumbrances, or has sufficient rights to use all of the Intellectual Property used in the operation of the Sirius Business (the “Sirius Intellectual Property”).  All of the Sirius Intellectual Property owned by Sirius which has been registered or applied for has been properly obtained, maintained and renewed by Sirius in accordance with all applicable Laws and, except as set out in Section 3.2(v) of the Sirius Disclosure Letter, has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Sirius Intellectual Property.

(iii)
Sirius has not received any written notice from any other Person challenging in any material respect the right of Sirius to use any of the Sirius Intellectual Property, except as set out in Section 3.2(v) of the Sirius Disclosure Letter.  Sirius has not made any claim in writing of a violation or infringement by others of its rights to or in connection with any Sirius Intellectual Property. To the knowledge of Sirius, neither the conduct of the Sirius Business or use or exploitation of the Sirius Intellectual Property by Sirius infringes any other Person’s intellectual property rights.  To the knowledge of Sirius, no Person has infringed or is infringing the right of Sirius in or to any of the Sirius Intellectual Property.  There are no Claims in progress or, to the knowledge of Sirius, threatened against Sirius relating to Sirius Intellectual Property.

(iv)
Except as set out in Section 3.2(v) of the Sirius Disclosure Letter, Sirius has not granted any licences to or other rights in, and Sirius has no obligation to grant licences to or other rights in, any of the Sirius Intellectual Property to any other Person.

(v)
Sirius has taken reasonably appropriate action by instruction, agreement or otherwise with Sirius Employees or other persons permitted access to system application programs and data files used in such systems to protect against unauthorized access, use, copying, modification, acceptance and destruction of such programs and files.  Sirius maintains back-up systems and a disaster recovery plan consistent with industry practices.

(vi)	To the knowledge of Sirius, the Information Technology used in the Sirius Business is suitable for the purposes for which it is currently being used and is free from material defects or deficiencies.

(w)	Accounts Receivable

Section 3.2(w) of the Sirius Disclosure Letter contains the aggregate amount of accounts receivable of Sirius as of August 31, 2010, such amount is true and accurate in all material respects. All of such accounts receivable represent valid obligations of customers, arising from bona fide transactions entered into in the Ordinary Course, and are good and collectible at their face amounts (subject to no defence, counterclaim or set-off known to Sirius) except to the extent of any reserves provided for doubtful accounts in the Ordinary Course, consistent with past practice.

(x)	Privacy

Sirius is and has been conducting the Business in compliance with all applicable Laws governing privacy and the protection of personal information, including the Personal Information Protection and Electronic Documents Act (“PIPEDA”), other than acts of non-compliance which individually or in the aggregate are not material. Sirius has a written privacy policy which governs the collection, use and disclosure of personal information and Sirius is in compliance in all material respects with such policy.

(y)	Brokers

Other than as set forth in Section 3.2(y) of the Sirius Disclosure Letter, Sirius has not engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, other than as discussed in Section 3.2(y) of the Sirius Disclosure Letter, there is no commission, fee or other remuneration payable to any broker, underwriter or agent who purports or may purport to act or have acted for Sirius.

(z)	Full Disclosure

To the knowledge of Sirius, there is no fact which has not been set forth in this Agreement (including the Sirius Disclosure Letter) and which may cause or could reasonably be expected to cause a Sirius Material Adverse Change.

3.3	Representations and Warranties of Buyer

Buyer represents and warrants to the Vendors  (and acknowledges that each of the Vendors is relying upon the following representations and warranties in completing the transactions contemplated hereby) that, except as disclosed in the (i) Buyer Disclosure Letter, (ii) Buyer Financial Statements, or (iii) Schedules hereto or as contemplated by this Agreement:

(a)	Formation and Authority

(i)
Each of the Buyer Entities is duly incorporated and validly existing as a corporation under the laws of its jurisdiction of incorporation.  Each of the Buyer Entities has all necessary power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.  Each of the Buyer Entities has obtained all approvals necessary to validly execute and deliver and perform its obligations under this Agreement.

(ii)
Each of the Buyer Entities has the power and authority to own or lease its properties and to carry on its business as presently conducted.  Each of the Buyer Entities is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified and in good standing would not reasonably be expected to result in a Buyer Material Adverse Change.

(iii)
True and correct copies of the Buyer Shareholders Agreement and other organizational instruments of each of the Buyer Entities, each as in effect on the date hereof, have been provided to Sirius and the Vendors.  Such agreements and instruments are in full force and effect.  To the knowledge of Buyer, none of the Buyer Entities is in material violation of any of the provisions of such agreements or instruments.

(iv)
The minute books of each of the Buyer Entities contain, in all material respects, accurate records of all meetings and accurately reflect, in all material respects, all other actions taken by, as applicable, the shareholders, boards of directors and other governing bodies of each of the Buyer Entities.  Complete and accurate copies of all such minute books have been made available to Sirius and the Vendors.

(v)
The execution and delivery of, and performance by Buyer of, this Agreement and the consummation of the transactions contemplated by it, including the issuance of the Consideration Shares, have been duly authorized by all necessary corporate action on the part of Buyer.

(vi)
Buyer is a reporting issuer (as such term is defined in the Securities Act (Ontario)) and is not on any list of defaulting reporting issuers or equivalent list in other jurisdictions in which Buyer is a “reporting issuer” or equivalent status.

(b)	Non Contravention

Assuming receipt of all of the Regulatory Approvals and except as set forth in Section 3.3(b) of the Buyer Disclosure Letter, the execution, delivery and performance by Buyer of this Agreement do not (or with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation, or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under:

(i)
any of the terms or provisions of the Buyer Shareholders Agreement or other constating documents, by-laws or resolutions of the board of directors (or any committees thereof) or securityholders of any of the Buyer Entities;

(ii)	any judgment, decree, order or award of any court, Authority or arbitrator having jurisdiction over the Buyer Entities of which Buyer has knowledge;

(iii)	any Buyer Material Contract or Buyer Permit; or

(iv)	applicable Law,

except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, reasonably be expected to cause a Buyer Material Adverse Change.

(c)	Enforceability of Obligations

This Agreement has been duly executed and delivered on behalf of Buyer and constitutes a legal, valid and binding obligation of Buyer enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(d)	Consents

Except for the Regulatory Approvals, Shareholder Approval or as set forth in Section 3.3(d) of the Buyer Disclosure Letter, no consent, approval or authorization of, or declaration, filing or registration with, any Authority or any other Person is required to be made or obtained by Buyer, prior to, or as a condition of, the consummation of the Transaction, except to the extent that the failure to obtain any such consents, approvals or authorizations or to make any declarations, filings or registrations would not, individually or in the aggregate, reasonably be expected to cause a Buyer Material Adverse Change or prevent the consummation of the Transaction.

(e)	Capitalization

(i)
Section 3.3(e) of the Buyer Disclosure Letter sets forth a complete and accurate list of each of the Buyer Entities, together with (A) their jurisdiction of incorporation, (B) the authorized, issued and outstanding shares and other equity securities or securities exercisable, convertible or exchangeable into shares of Buyer or other equity securities of each Buyer Entity (the “Buyer Securities”), and (C) the name of each record holder of the issued and outstanding shares and other equity securities of Buyer Subsidiary which securities of Buyer Subsidiary are held by such holders free and clear of all Encumbrances, have been duly authorized and validly issued in compliance with all applicable Laws, and are owned of record or beneficially by a Buyer Entity.

(ii)
Other than pursuant to the Buyer Shareholders Agreement, none of Buyer Entities has granted any pre-emptive rights, rights of first refusal or similar rights with respect to any of the Buyer Securities, and other than pursuant to the Buyer Shareholders Agreement, there are no offers, options, warrants, rights, agreements or commitments of any kind granted by any Buyer Entity relating to the issuance, conversion, registration, voting, sale or transfer of any Buyer Securities or obligating any Buyer Entity to issue, sell, purchase or redeem any Buyer Securities.  Other than the Buyer Shareholders Agreement, there are no voting trusts, securityholder agreements, voting trust agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Buyer Securities.  All outstanding Buyer Securities have been duly and validly issued in compliance with all applicable Laws.

(iii)
Other than Buyer Subsidiary, there are no corporations, partnerships, joint ventures, associations or other entities in which Buyer owns, of record or beneficially, any direct or indirect equity interest or any right (contingent or otherwise) to acquire the same.

(iv)
Upon issuance of the Consideration Shares in accordance with the terms of this Agreement, the Consideration Shares shall be duly authorized and be validly issued as fully paid and non-assessable shares in the capital of Buyer, will be listed on the TSX, and will not be subject to any contractual or other restrictions on transferability or voting other than (i) as contemplated by this Agreement or the constating documents of Buyer, (ii) restrictions on transfer imposed by applicable Law; (iii) any restrictions imposed by Contracts between any of the Vendors and any Person other than Buyer or any of its Affiliates; (iv) restrictions on transfer contained in the Governance Agreement.  At Closing, there will not be any voting trusts, securityholder agreements, voting trust agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Consideration Shares, other than this Agreement.

(f)	Licences, Permits and Authorizations

(i)
The Buyer Entities are conducting and have conducted the Buyer Business in compliance with all applicable Laws other than any such non-compliance that would not reasonably be expected to cause a Buyer Material Adverse Change.  None of the Buyer Entities has received any notice or other communication in writing from any Authority regarding any actual or potential violation of any applicable Law that would reasonably be expected to cause a Buyer Material Adverse Change.

(ii)
To the knowledge of Buyer, the Buyer Entities possess all material authorizations, licences, permits, grants, easements, variances, exceptions, consents, certificates, approvals and orders of any Authority that are necessary for them to own, lease and otherwise hold and operate their properties and other assets (including terrestrial repeaters) and to carry on the Buyer Business (the “Buyer Permits”).  All of the Buyer Permits are listed in Section 3.3(f) of the Buyer Disclosure Letter and, to the knowledge of Buyer, all Buyer Permits are in full force and effect and no suspension, cancellation or withdrawal of any such Buyer Permit is pending or threatened.  The Buyer Entities are in compliance with all terms and conditions of the Buyer Permits in all material respects and to the knowledge of Buyer there are no facts or circumstances that would reasonably be expected to result in any material breach of any Buyer Permit that would reasonably be expected to result in a Buyer Material Adverse Change.  Neither Buyer or any of the Buyer Entities has received any written notice or other communication in writing from any Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Buyer Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Buyer Permit that would, in either case, reasonably be expected to result in a Buyer Material Adverse Change.

(iii)	Buyer is up-to-date on all of its payments of fees to regulatory Authorities, in all material respects.

(g)	Books and Records

The Books and Records of the Buyer Entities (i) have been maintained in accordance with applicable Law and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Buyer Entities and (iii) accurately and fairly reflect the basis for the Buyer Financial Statements, in all material respects, and (iv) have been provided to Sirius.

(h)	Financial Statements

(i)
The Buyer Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and present fairly and accurately, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position, results of operations and cash flows of Buyer as of the dates thereof and for the periods covered thereby of the relevant Buyer Entities.

(ii)
Since the August 31, 2010, Buyer has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(i)	Operating Performance

Section 3.3(i) of the Buyer Disclosure Letter sets forth the following operating metrics of Buyer for the year-to-date period ended August 31, 2010: (i) Buyer Self-Paying Subscribers, (ii) Buyer ARPU, (iii) Buyer CPGA, and (iv) Buyer SAC, and such figures accurately and fairly represent Buyer’s operating performance for the period in all material respects.

(j)	Absence of Undisclosed Liabilities

None of the Buyer Entities has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), except (i) as disclosed in the Buyer Financial Statements; (ii) as set forth in Section 3.3(j) of the Buyer Disclosure Letter or (iii) as incurred in the Ordinary Course since August 31, 2010. None of the Buyer Entities has any “off-balance sheet arrangements”, as such term is defined under Canadian GAAP.

(k)	Tax Matters

Except as otherwise disclosed in Section 3.3(k) of the Buyer Disclosure Letter:

(i)
The Buyer Entities have duly and timely filed all material Tax Returns required to be filed by them with the appropriate Authority and all such Tax Returns were true, correct and complete in all material respects.  No such Tax Return omits any material statement and no such Tax Return has been amended.  Complete and correct copies of all such Tax Returns and copies of all correspondence with Taxing Authorities have been made available to Buyer.

(ii)	The Buyer Entities have duly and timely paid all material Taxes, including all instalments on account of Taxes for the current year, that are due and payable by them.

(iii)
Adequate provision has been made in the Buyer Financial Statements and the Books and Records of the Buyer Entities for all Taxes of the Buyer Entities which are not yet due and payable and relate to periods ending on or before August 31, 2010. The provisions for Taxes in the Buyer Financial Statements are sufficient to cover all liabilities for Taxes (including Tax instalments) whether or not assessed, whether or not disputed, or that are accruing in respect of the Buyer Entities for all periods ending on or before August 31, 2010.

(iv)	There are no Encumbrances against the Buyer Entities or any of their assets for unpaid Taxes.

(v)
The liability of the Buyer Entities for Taxes (to the extent subject to Tax) has been assessed by all relevant Authorities for all periods up to and including August 31, 2010 (other than corporate income tax assessments which have been assessed for all periods up to and including August 31, 2009).  No unresolved assessments or reassessments exist with respect to Taxes that would, if the Taxes underlying such assessments or reassessments became due and payable, individually or in the aggregate, reasonably be expected to cause a Buyer Material Adverse Change and no assessments or reassessments have been proposed. There are no notices of objection or appeals outstanding with respect to any assessment, reassessment or determination of the Taxes of any of the Buyer Entities by any Authority. To the knowledge of Buyer, there are no assessments, reassessments, actions, suits, audits, investigations, claims or other proceedings pending or, threatened, against the any of the Buyer Entities in respect of any Taxes that would, if the Taxes underlying such assessments or reassessments became due and payable, individually or in the aggregate, reasonably be expected to cause a Buyer Material Adverse Change. There are no outstanding agreements, waivers or other arrangements providing for an extension of time with respect to (i) the filing of any Tax Return or the payment of any Taxes by any of the Buyer Entities, (ii) the period during which any Authority may assess or collect Taxes of Buyer.

(vi)
The Buyer Entities have duly and on a timely basis withheld from any amount paid or credited by it to or for the account of the benefit of any Person, including any Buyer Employees, officers or directors and any non-resident persons, the amount of all material Taxes and other deductions required or permitted by any Law, rule or regulation to be withheld from any such amount and has duly and on a timely basis remitted the same to the appropriate Authority.

(vii)
Buyer has not, directly or indirectly, other than by way of dividends or capital distributions, transferred property to or supplied services to, or acquired property from, any Person with whom it was not dealing at arm’s length (for purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services.  Buyer is not subject to any liability for Taxes of any other Person.

(viii)
There are no circumstances which exist and would reasonably be expected to result in, or have existed and resulted in, the application of any of section 17, subsection 18(4), sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, to Buyer at any time up to and including the Closing Date in respect of any transaction entered into.

(ix)
Other than in the Ordinary Course, none of the Buyer Entities has claimed any reserve or deduction or made any election under any provision of the Tax Act or any equivalent provincial provision that could require an amount to be included in the income of any of the Buyer Entities for any period ending after the Closing Date.

(x)	None of the Buyer Entities have claimed a deduction with respect to an outlay or expense that, to Buyer’s knowledge, may be considered unreasonable under the circumstances.

(xi)
No claim has ever been made by or is expected from any Authority in a jurisdiction in which Buyer does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.  Buyer is not required to file any Tax Returns in any jurisdiction outside Canada.

(xii)	Each of Buyer and its Subsidiaries is a resident of Canada and is a taxable Canadian corporation for purposes of the Tax Act.

(xiii)	Buyer is not a “financial institution” as defined in section 142.2 of the Tax Act.

(xiv)
Each of Buyer and its Subsidiaries is a registrant for the purposes of the ETA and their respective registration numbers are 864877444 in respect of Buyer, and 860604867 with respect to Buyer Subsidiary.

(xv)
At no time since its incorporation has more than 50% of the fair market value of the Purchased Securities been derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing, whether or not the property exists.

(l)	Absence of Certain Changes or Events

Since August 31, 2010, except as set forth in Section 3.3(l) of the Buyer Disclosure Letter, the Buyer Entities have conducted their business in the Ordinary Course and there has not occurred:

(i)	any Buyer Material Adverse Change or any event or circumstances that would reasonably be expected to result in a Buyer Material Adverse Change;

(ii)	any material modification to the terms of, or benefits payable under, any Buyer Benefit Plan;

(iii)	any removal of any auditor or directors or termination of executive officers or other senior employees of any of the Buyer Entities;

(iv)	any material acquisition, lease, sale, Encumbrance (other than Permitted Encumbrances) or other disposition of property or assets of any of the Buyer Entities other than in the Ordinary Course;

(v)
any failure by any of the Buyer Entities to pay or otherwise satisfy any accounts payable, liabilities or obligations that, individually or in the aggregate, exceed $250,000, when due and payable other than in the Ordinary Course, and other than those accounts payable, liabilities or obligations that any of the Buyer Entities is contesting in good faith, or any material change to the practices and policies relating to the payment and collection of accounts payable and accounts receivable of any of the Buyer Entities;

(vi)	any incurrence, creation, assumption or guarantee of Indebtedness by any of the Buyer Entities other than in the Ordinary Course;

(vii)	made any bonus or profit sharing distribution or similar payment of any kind except as may be required by the terms of a Material Contract;

(viii)
other than in the Ordinary Course, any write off or waiver of any accounts receivable of any of the Buyer Entities which are individually or in the aggregate greater than $250,000 and that has previously not been reserved against as doubtful accounts;

(ix)	cancelled or reduced any of its insurance coverage;

(x)	any entering into, material amendment, or relinquishment, termination or non-renewal of any Buyer Material Contract other than in the Ordinary Course;

(xi)	any capital expenditures by any of the Buyer Entities which are individually or in the aggregate greater than $250,000;

(xii)	any settlement or compromise of any Claim against any of the Buyer Entities in excess of $250,000;

(xiii)	any material change in the accounting methods, principles or practices of any of the Buyer Entities; or

(xiv)	any authorization, agreement or commitment by any of the Buyer Entities to do any of the foregoing.

(m)	Assets

(i)
Except as set forth in Section 3.3(m) of the Buyer Disclosure Letter, the Buyer  Entities have good and valid title to (or a valid and enforceable right to use) (A) all of the assets, properties and rights of any kind, tangible or intangible, which are necessary to enable them to carry on the Buyer Business as currently conducted and (B) all of the assets reflected in the Buyer Financial Statements (other than any such asset disposed of in the Ordinary Course), in each case free and clear of all Encumbrances other than the Permitted Encumbrances.  To the knowledge of Buyer, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Buyer Entities of any of their assets.

(ii)
Section 3.3(m) of the Buyer Disclosure Letter contains a true and correct summary of all of the fixed assets by class owned by the Buyer Entities as of the date hereof, organized by asset class and location. The fixed assets are adequate and suitable for the uses to which they are being put and, to the knowledge of Buyer, are in good operating condition and repair having regard to their use and age. To the knowledge of Buyer, none of such fixed assets or other property are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(n)	Leases of Real Property

(i)
Section 3.3(n) of the Buyer Disclosure Letter sets forth the address of each Buyer Leased Property and lists all leases, assignments or subleases for the Buyer Leased Property, including all amendments and modifications in connection therewith (the “Buyer Leases”).  True, correct and complete copies of each of the Buyer Leases have been provided to Sirius and the Vendors.

(ii)
Each Buyer Lease is valid and binding on the applicable Buyer Entity and, to the knowledge of Buyer, each of the other parties thereto.  One of the Buyer Entities is the beneficial owner of the leasehold interest in each Buyer Leased Property free and clear of all material Encumbrances other than Encumbrances affecting the landlord’s interest in the Buyer Leased Property and Permitted Encumbrances

(iii)
None of the Buyer Entities is in breach of or default under any Buyer Lease in any material respect and, to the knowledge of Buyer, none of the other parties to any of the Buyer Leases is in breach or default under any Buyer Lease in any material respect. All amounts due and owing under the Buyer Leases have been paid and no material waiver, indulgence or postponement of the applicable Buyer Entity’s obligations under any of the Buyer Leases has been granted by the lessor.

(iv)
None of the Buyer Entities is party to, or under any agreement to become a party to, or have any right or interest in, any material lease, licence, occupancy agreement or other agreement with respect to real property other than the Buyer Leases.

(v)
To the knowledge of Buyer, (A) the Buyer Leased Property is in material compliance with all applicable deed restrictions or covenants and all applicable building and use, zoning and subdivision Laws and (B) the Buyer Entities have adequate rights of ingress and egress into each Buyer Leased Property for the operation of the Buyer Business.

(o)	Owned Real Property

The Buyer Entities do not own any Real Property.

(p)	Litigation

Except as set forth in Section 3.3(p) of the Buyer Disclosure Letter:

(i)
there are no Claims pending or, to the knowledge of Buyer, threatened against Buyer or any of the Buyer Entities that (i) as at the date of this Agreement, seek damages of greater than $250,000, (ii) would, if decided adversely to Buyer or Buyer Entity, reasonably be expected to cause a Buyer Material Adverse Change or (iii) seek to prevent or materially delay the consummation of the Transaction.  None of Buyer or the Buyer Entities is the plaintiff or complainant in any Claim relating to the Buyer Business other than Claims related to the collection of outstanding accounts receivable being undertaken in the Ordinary Course.  To the knowledge of Buyer, there are no facts and circumstances that would reasonably be expected to give rise to any Claim described in this Section 3.3(p); and

(ii)	Buyer has made all payments, including any arrears, owing with respect to the settlement agreement relating to the Claim by SOCAN, CSI and NRCC.

(q)	Non-Arm’s Length Transactions

Except as set forth in Section 3.3(q) of the Buyer Disclosure Letter:

(i)
none of the Buyer Entities has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director of the Buyer Entities, Buyer Employee or any other Person with whom any of the Buyer Entities is not dealing at arm’s length or any Affiliate of any of the foregoing, except as disclosed in the Buyer Financial Statements or compensation paid to such officers, directors and Employees paid in the Ordinary Course; and

(ii)
other than the Buyer Shareholders Agreement and employment agreements entered into in the Ordinary Course, there are no Contracts between any of the Buyer Entities and any officer or director of the Buyer Entities, Employee or other Person with whom any of the Buyer Entities is not dealing at arm’s length or any Affiliate of the foregoing, nor does any such Person have any interest (other than as an officer, director or Employee) in any Contract to which any of the Buyer Entities is a party.

(r)	Material Contracts

(i)	Except as set forth in Section 3.3(r) of the Buyer Disclosure Letter, none of the Buyer Entities is a party to or bound by any of the following (collectively, the “Buyer Material Contracts”):

(A)	any Contract (except for Contracts with Buyer Employees) that contemplates any exchange of consideration within a year during the term of the Contract with an aggregate value greater than $250,000;

(B)	any Contract for the purchase or sale of any Real Property, equipment or fixed or capital assets having a fair market value in excess of $250,000;

(C)
any trust indenture, mortgage, promissory note, loan agreement or other Contract or commitment for the borrowing of money or the deferral of any payment obligation (of Buyer to another Person) for an amount in excess of $250,000;

(D)
any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person for an amount in excess of $250,000;

(E)	any licence or royalty agreement relating to any of the Buyer Intellectual Property other than as set forth in Section 3.3(r) of the Buyer Disclosure Letter;

(F)	any leasing transaction of the type required to be capitalized in accordance with Canadian GAAP other than as set forth in the Buyer Financial Statements;

(G)	any Contract limiting the freedom of any of the Buyer Entities to engage in any line of business, compete with any other Person or otherwise conduct its business;

(H)
any Contract for the establishment of a joint venture, partnership or other similar arrangement involving the sharing of profits, losses, costs or liabilities, other than the Buyer Shareholders Agreement; or

(I)	any other Contract that is material to the operation of the Buyer Business.

(ii)
Each Buyer Material Contract is valid and binding on the applicable Buyer Entity (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditor’s rights or by general equity principles).  Neither the relevant Buyer Entity nor, to the knowledge of Buyer, any of the other parties thereto, are in breach of, or default under any Buyer Material Contract or have given notice of an intention to breach, terminate, cancel, fail to renew or change, in a manner that would reasonably be expected to result in a Buyer Material Adverse Change, the terms of any Buyer Material Contract.

(iii)
With respect to the Buyer Material Contracts, (A) Section 3.3(r)(iii) of the Buyer Disclosure Letter sets out (x) the aggregate of all amounts payable but deferred and reflected as an accrued liability in the Buyer Financial Statements, in connection with such agreements, and (y) the dates upon which and the aggregate amounts that are due and payable on such dates, and (B) no deferred amount referred to in item (A) shall become due and payable (or otherwise accelerated) upon the entering into of this Agreement or the consummation of the Transaction.

(iv)
Neither the entering into of this Agreement nor the consummation of the Transaction shall give rise to a right of termination under, or result in the termination of, the Buyer Licence Agreement, the Buyer Material OEM Agreements or the Buyer Programming Agreements.

(v)	Other than the Buyer Material OEM Agreements, there is no agreement with any other original equipment manufacturer that represents more than 5% of Buyer’s revenues for the year ended August 31, 2010.

(s)	Employment Matters

(i)	Buyer has provided to Sirius complete and accurate copies of employment agreements with senior officers of Buyer, and such agreements have not been amended as of the date hereof.

(ii)
Buyer Entities are in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety.

(iii)
Except as set forth in Section 3.3(s)(iii) of the Buyer Disclosure Letter, (A) none of the Buyer Entities is a party to or bound by any written Contracts with past or present Buyer Employees, agents or independent contractors or any other Contracts which are not terminable on the giving of reasonable notice in accordance with applicable Laws and (B) there are no oral contracts of employment entered into with any Buyer Employees other than contracts of indefinite hire terminable in accordance with applicable Law and on reasonable notice and none of the Buyer Entities has entered into any agreements with any Buyer Employees or independent contractors with respect to the termination of employment or other relationship.  None of the Buyer Entities has any obligation to re-instate any Buyer Employees or independent contractors other than as may be required by applicable Law.  Except as set forth in Section 3.3(s)(iii) of the Buyer Disclosure Letter, or other than as may be required by applicable Law, none of the Buyer Entities is a party to or bound by any Contract providing for severance, notice of termination or pay in lieu of notice of termination or termination, severance, retention or similar payments.

(iv)
Except as set forth in Section 3.3(s)(iv) of the Buyer Disclosure Letter (which shall set out the name of the individual, the maximum payment that may be owed under the agreement (without consideration of statutory or common law obligations) and the date(s) such payment is due, (i) there are no agreements obligating any of the Buyer Entities to provide any cash or other compensation or benefits to any director, officer, Buyer Employee, consultant or agent upon or as a result of, among other conditions, the execution of this Agreement or the consummation of the Transaction, and (ii) no director, officer, Buyer Employee, consultant or agent is entitled to any retention or similar payment, whether on conditions or otherwise, prior to the Closing Date.

(v)
All typical ongoing employment costs in respect of Buyer Employees have been paid or accrued in the Ordinary Course, including premium contributions, remittance and assessments for employment insurance, employer health tax, Canada Pension Plan, Quebec Pension Plan, income Tax, workplace safety and insurance and any other employment related legislation, accrued wages, Taxes, salaries, bonuses, retention, commissions and employee benefit plan payments, contributions and premiums.

(vi)
There are no outstanding, pending, or to the knowledge of Buyer, threatened assessments, actions, causes of action, claims, complaints, grievances, demands, orders, prosecutions or suits against any of the Buyer Entities or their directors, officers, partners or agents pursuant to or under any applicable employment related rules, regulations, orders or Laws, including Canada Pension Plan, Quebec Pension Plan, unemployment insurance, Tax, employer health tax, employment standards, labour relations, occupational health and safety, human rights, gender equality, workplace safety, sexual harassment and insurance and pay equity Laws.

(vii)
There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and none of the Buyer Entities has been reassessed under such legislation during the past three years and, to the knowledge of Buyer, no audit of any of the Buyer Entities is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(viii)
None of the Buyer Entities has made any Contracts whether directly or indirectly with any Union or made commitments to or conducted negotiations with any Union with respect to any future agreements.  No Union has any bargaining rights acquired by either certification or voluntary recognition with respect to the Buyer Employees.

(ix)
There has not been and, to the knowledge of Buyer, there is not now any  threat of any (A) Labour Disturbance, or (B) material outstanding labour or employment proceedings of any kind (including material grievances, material arbitrations or applications for declaration of related or successor employer) in respect of the Buyer Employees.

(t)	Benefit Plans

(i)
Section 3.3(t) of the Buyer Disclosure Letter contains a complete and accurate list of all Buyer Benefit Plans.  No Buyer Benefit Plan is a pension or retirement savings plan that is required to be registered under the Tax Act or applicable pension legislation.  True, correct and complete copies of all Buyer Benefit Plans that have been reduced to writing have been provided to Sirius and the Vendors together with true, correct and complete copies of all documents relating to the Buyer Benefit Plans.

(ii)	Each of the Buyer Benefit Plans has been established, maintained, funded, invested and administered in compliance in all material respects with its terms and applicable Laws.

(iii)
There are no outstanding material Claims pending or, to the knowledge of Buyer, threatened against, concerning or affecting the Buyer Benefit Plans or the assets held in the funding media for the Buyer Benefit Plans (other than routine benefit claims).

(iv)	There are no outstanding material liabilities under the Tax Act or any other Tax Laws with respect to the Buyer Benefit Plans.

(v)	No Buyer Benefit Plan provides benefits to retirees or to Buyer Employees after termination of employment or provides for retroactive charges or premium increases.

(vi)
There are no participants or other individuals entitled to participate in any Buyer Benefit Plan other than Buyer Employees, former employees of the Buyer Entities, and directors, officers and partners of the Buyer Entities.

(vii)
None of the Buyer Entities has any formal plan or commitment, whether legally binding or not, to create any new pension, benefit or compensation plan or to modify or change any existing Buyer Benefit Plan.

(viii)
To the knowledge of Buyer, no event has occurred or circumstances exist that may result in (A) a material increase in premium costs of any Buyer Benefit Plan that is insured or (B) a material increase in benefit costs of any Buyer Benefit Plan that is self insured.

(u)	Insurance

(i)
Section 3.3(u) of the Buyer Disclosure Letter sets forth a list of all insurance policies and bonds with respect to which any of the Buyer Entities is an insured and, except as otherwise specified therein, such coverages are in full force and effect and all due premiums have been paid.  None of the Buyer Entities is in default in any material respect, whether as to payment of premium or otherwise, under the terms of any such insurance policy or bond, or has failed to give any material notice or present any material claim under any such insurance policy or bond in a due and timely fashion or received notice or otherwise has knowledge of any intent of an insurer to either claim any default on its part or not to renew any policy of insurance on its expiry.

(ii)
To the knowledge of Buyer, there are no circumstances in respect of which any Person could make a claim under any such insurance policy. There has not been any material adverse change in the relationship of Buyer  with its insurers, the availability of coverage, or in the premiums payable pursuant to the policies. Section 3.3(u) of the Buyer Disclosure Letter sets forth a list of any and all individual insurance claims in excess of $250,000, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of Sirius over the past five calendar years prior to the date of this Agreement.

(v)	Intellectual Property and Information Technology

(i)
Section 3.3(v)(i) of the Buyer Disclosure Letter sets forth a list of all (A) registered Intellectual Property owned by or licensed to any of the Buyer Entities and (B) all other Intellectual Property owned by or licensed to any of the Buyer Entities that is material to the conduct of the Buyer Business.

(ii)
The Buyer Entities own, free and clear of all Encumbrances other than Permitted Encumbrances, or have sufficient rights to use all of the Intellectual Property used in the operation of the Buyer Business (the “Buyer Intellectual Property”). All of the Buyer Intellectual Property owned by any of the Buyer Entities which has been registered or applied for has been properly obtained, maintained and renewed by such Buyer Entity in accordance with all applicable Laws and, except as set out in Section 3.3(v)(ii) of the Buyer Disclosure Letter, has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of any rights in such Buyer Intellectual Property.

(iii)
None of Buyer Entities has received any written notice from any other Person challenging in any material respect the right of any of the Buyer Entities to use any of the Buyer Intellectual Property, except as set out in Section 3.3(v)(iii) of the Buyer Disclosure Letter.  None of the Buyer Entities has made any claim in writing of a violation or infringement by others of its rights to or in connection with any Buyer Intellectual Property. To the knowledge of Buyer, neither the conduct of the Buyer Business or use or exploitation of the Buyer Intellectual Property by Buyer Entities infringes any other Person’s intellectual property rights.  To the knowledge of Buyer, no Person has infringed or is infringing the right of any of the Buyer Entities in or to any of the Buyer Intellectual Property.  There are no Claims in progress or, to the knowledge of Buyer, threatened against any of the Buyer Entities relating to Buyer Intellectual Property.

(iv)
Except as set out in Section 3.3(v)(iv) of the Buyer Disclosure Letter, none of the Buyer Entities has granted any licences to or other rights in, and the Buyer Entities have no obligation to grant licences to or other rights in, any of the Buyer Intellectual Property to any other Person.

(v)
Each of the Buyer Parties have taken reasonably appropriate action by instruction, agreement or otherwise with Buyer Employees or other persons permitted access to system application programs and data files used in such systems to protect against unauthorized access, use, copying, modification, acceptance and destruction of such programs and files.  Each of the Buyer Parties maintains back-up systems and a disaster recovery plan consistent with industry practices.

(vi)	To the knowledge of Buyer, the Information Technology used in the Buyer Business is suitable for the purposes for which it is currently being used and is free from material defects or deficiencies.

(w)	Accounts Receivable

Section 3.3(w) of the Buyer Disclosure Letter contains the aggregate amount of accounts receivable of Buyer as of August 31, 2010, such amount being true and accurate in all material respects. All of such accounts receivable represent valid obligations of customers, arising from bona fide transactions entered into in the Ordinary Course, and are good and collectible at their face amounts (subject to no defence, counterclaim or set-off known to Buyer) except to the extent of any reserves provided for doubtful accounts in the Ordinary Course, consistent with past practice.

(x)	Privacy

Buyer Entities are and have been conducting the Business in compliance with all applicable Laws governing privacy and the protection of personal information, including the PIPEDA, other than acts of non-compliance which individually or in the aggregate are not material. Buyer Entities have a written privacy policy which governs the collection, use and disclosure of personal information and Buyer Entities are in compliance in all material respects with such policy.

(y)	Brokers

Other than as set forth in Section 3.3(y) of the Broker Disclosure Letter, neither Buyer nor any Buyer Entity has engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, other than as discussed in Section 3.3(y) of the Buyer Disclosure Letter, there is no commission, fee or other remuneration payable to any broker, underwriter or agent who purports or may purport to act or have acted for any Buyer Entity.

(z)	Shareholder Approval

The following votes of the Shareholders are necessary: (i) in order to approve (x) the issuance of the Consideration Shares in respect of the Transaction and (y) the appointment of the New Board effective as of Closing, a resolution passed at a duly convened Meeting at which disinterested Shareholders by the affirmative vote of not less than 50% of the Buyer Class A Shares and Buyer Class B Shares represented, in person or by proxy, at the Meeting and voted on a poll upon such resolution; and (ii) in order to approve the Articles of Amendment to be filed effective as of Closing, a resolution passed at a duly convened Meeting at which disinterested Shareholders by the affirmative vote of not less than 66 2/3% of the Buyer Class A Shares and Buyer Class B Shares represented, in person or by proxy, at the Meeting and voted on a poll upon such resolution (collectively, the “Shareholder Approval”).

(aa)	Board Approval

The board of directors of Buyer, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, have unanimously determined that this Agreement and the Transaction are fair to and in the best interests of Buyer and recommended that the Shareholders vote in favour of the issuance of the Consideration Shares.

(bb)	Full Disclosure

To the knowledge of Buyer, there is no fact which has not been set forth in this Agreement (including the Buyer Disclosure Letter) and which may cause or could reasonably be expected to cause a Buyer Material Adverse Change.

3.4	Survival of Representations and Warranties

(a)
No investigation by or on behalf of Buyer or its Representatives will mitigate, diminish or affect any of the representations or warranties made by Sirius or any of the Vendors in this Agreement or any certificate delivered by Sirius pursuant to this Agreement.

(b)
No investigation by or on behalf of Sirius, the Vendors or their respective Representatives will mitigate, diminish or affect any of the representations or warranties made by Buyer in this Agreement or any certificate delivered by Buyer pursuant to this Agreement.

(c)
The representations and warranties of Buyer contained in this Agreement and the certificate to be delivered by Buyer pursuant to Section 4.3(a) shall not survive the Closing and shall expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms, except that the representations and warranties set out in Section 3.3(e)(iv) and the corresponding representations and warranties set out in the certificate to be delivered by Buyer pursuant to Section 4.3(a) will survive the Closing and shall continue in full force and effect without limitation of time.

(d)
The representations and warranties of each Vendor and Sirius contained in this Agreement and the certificates to be delivered by such Vendors and Sirius pursuant to Section 4.2(a) shall not survive the Closing and shall expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms, except that the representations and warranties of each Vendor set out in Section 3.1(b) and the corresponding representations and warranties set out in the certificates to be delivered by such Vendors pursuant to Section 4.2(a) will survive the Closing and shall continue in full force and effect without limitation of time.

ARTICLE 4
CONDITIONS PRECEDENT TO THE PERFORMANCE
BY THE PARTIES OF THEIR OBLIGATIONS UNDER THIS AGREEMENT

4.1	Mutual Conditions

The obligation of the Parties to complete the Transaction shall be subject to the satisfaction of or compliance with, at or before Closing, each of the following conditions, each of which may only be waived with the mutual consent of Buyer and Sirius (on behalf of the Vendors):

(a)	Regulatory Approvals

The Regulatory Approvals shall have been obtained and shall not have been rescinded.

(b)	Shareholder Approval

Buyer shall have duly obtained the Shareholder Approval at the Meeting.

(c)	Termination Principal Agreements

Buyer shall have terminated the Buyer Shareholders Agreement and the Director Designation Agreement, and the Vendors and Sirius shall have terminated the Sirius Shareholders Agreement in accordance with its terms, which terminations shall include a release among all of the parties to each such agreement.

(d)	Registration Rights Agreement

For a period of 180 days after the date of Closing, each of the Vendors, CSRI and Sirius XM shall have been granted a one-time registration right with respect its securities to the Buyer, which registration rights shall be in a form that is mutually agreeable among the Parties and shall be provided either by way of an amendment to the Registration Rights Agreement and/or a new registration rights agreement.   Except as provided for in the previous sentence, CSRI and Sirius XM shall have delivered an irrevocable waiver and release of all rights of CSRI and Sirius XM, respectively, under the Registration Rights Agreement or the Registration Rights Agreement shall have been terminated, which termination shall include a waiver and release by all parties thereto.

(e)	Refinancing of Indebtedness

Buyer shall have refinanced its Indebtedness, in all material respects, in accordance with the terms and conditions set forth in Schedule 4.1(e) to this Agreement and in the letter agreements with the two largest holders of the existing high yield notes, which letter agreements are to be dated the date hereof and final versions of which were delivered to the Vendors prior to the execution of this Agreement, provided that any material amendments to such terms and conditions after the date of this Agreement shall require the prior written approval of each of the Vendors, acting reasonably.

(f)	Governance Agreements

Governance Agreements in the form of agreement set out in Schedule 4.1(f) hereto, shall be entered into by Buyer (or a successor entity of Buyer) and each of CBC, Sirius, Sirius XM and CSRI.

(g)	CBC Authority

The CBC shall have received the approval from the Governor in Council to proceed with the Transaction including the approval to acquire, hold and dispose of shares of Buyer.

(h)	No Action to Restrain

No Claim shall be pending or threatened by any Authority, and no Law shall be in force, to restrain or prohibit the completion of the Transaction.

4.2	Conditions of Buyer

The obligation of Buyer to complete the Transaction shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of Buyer):

(a)	Representations and Warranties

All representations and warranties of the Sirius Parties set forth in this Agreement shall have been true and correct in all respects, without regard to any materiality or Sirius Material Adverse Change qualification contained therein, as of the date of this Agreement (other than representations and warranties set out in Section 3.1(b) which must be true and correct as of the Closing and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) unless the failure or failures of all such representations and warranties to be so true and correct would, collectively, reasonably be expected to result in a Sirius Material Adverse Change, in which case this condition shall be deemed to have not been satisfied and each of the Sirius Parties, respectively, shall deliver to Buyer at closing a certificate signed by a senior officer of such Sirius Party, in his or her capacity as an officer and not in his or her personal capacity, confirming satisfaction of this condition with respect to such Sirius Party.

(b)	Performance of Obligations

The Sirius Parties shall have performed or complied in all material respects with all of their respective obligations, covenants and agreements in this Agreement which are to be performed or complied with by them at or prior to the Closing and each of the Sirius Parties, respectively, shall deliver to Buyer at Closing a certificate signed by a senior officer of such Sirius Party, in his or her capacity as an officer and not in his or her personal capacity, confirming satisfaction of this condition.

(c)	Sirius CRTC Licence

The Sirius CRTC Licence shall not have been terminated or rescinded.

(d)	Insolvency

Sirius shall not be Insolvent.

(e)	No Sirius Material Adverse Change

No Sirius Material Adverse Change shall have occurred.

4.3	Conditions of Vendors

The obligation of the Vendors to complete the Transaction shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Vendors):

(a)	Representations and Warranties

All representations and warranties of Buyer set forth in this Agreement shall have been true and correct in all respects, without regard to any materiality or Buyer Material Adverse Change qualification contained therein, as of the date of this Agreement (other than representations and warranties set out in Section 3.3(e)(iv) which must be true and correct as of the Closing and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct would, collectively, reasonably be expected to result in a Buyer Material Adverse Change, in which case this condition shall be deemed to have not been satisfied and Buyer shall deliver to the Vendors at Closing a certificate signed by a senior officer of Buyer, in his or her capacity as an officer and not in his or her personal capacity, confirming satisfaction of this condition.

(b)	Performance of Agreement

Buyer shall have performed or complied in all material respects with all of its obligations, covenants and agreements in this Agreement which are to be performed or complied with by it at or prior to the Closing, and each of the Buyer Principal Shareholders and Buyer shall deliver to the Vendors at Closing a certificate signed by a senior officer of Buyer, in his or her capacity as an officer and not in his or her personal capacity, confirming satisfaction of this condition.

(c)	Buyer CRTC Licence

The Buyer CRTC Licence shall not have been terminated or rescinded.

(d)	Insolvency

Buyer shall not be Insolvent.

(e)	No Buyer Material Adverse Change

No Buyer Material Adverse Change shall have occurred.

4.4	Waiver by Buyer

The conditions set forth in Sections 4.1 and 4.2 may be waived in whole or in part by Buyer by instrument in writing given to each of the Vendors without prejudice to any of Buyer’s rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the Transaction.

4.5	Waiver by Vendors

The conditions set forth in Sections 4.1 and 4.3 may be waived in whole or in part Sirius (on behalf of the Vendors) by instrument in writing given to Buyer, without prejudice to any of the Vendors’ rights of termination (which may be exercised by Sirius on their behalf) in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the Transaction.

4.6	Satisfactions of Conditions

The conditions precedent set out in Section 4.1, Section 4.2 and Section 4.3 shall be conclusively deemed to have been satisfied, waived or released at Closing.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1	Conduct of Business Prior to Closing - Sirius

From the date of this Agreement until the earlier of (i) the Closing Date, and (ii) the termination of this Agreement in accordance with Article 6, except as otherwise contemplated or permitted by this Agreement Sirius shall (i) conduct the Sirius Business in the Ordinary Course; (ii) use all commercially best efforts to maintain the goodwill of Sirius and preserve the Sirius Business and its relationships with all clients, landlords, suppliers, Sirius Employees and others having business relationships with Sirius; (iii) use commercially best efforts to continue in force all policies of insurance maintained by or for the benefit of Sirius; (iv) conduct the Sirius Business in a manner that preserves the Required Cash Balance; and (v) not, except in the Ordinary Course or as contemplated or permitted by this Agreement (including, for greater certainty, consummating the transactions contemplated in the Transaction Steps Agreement), without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed):

(a)	cause, adopt or propose any amendments to the terms of any of its outstanding securities, the constating documents (including the Sirius Shareholders Agreement) or organizational instruments;

(b)
issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its securities;

(c)	split, combine or reclassify any outstanding securities;

(d)	redeem, purchase or offer to purchase any of its securities;

(e)
except as may be required as a result of a change in Law or Canadian GAAP, change any of the accounting principles or practices used by it which would materially affect its reported consolidated assets, liabilities or results of operations;

(f)
(i) acquire (by merger, consolidation, or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material equity interest therein or (ii) authorize or make any new capital expenditure or expenditures or investments exceeding $500,000 in the aggregate;

(g)
enter into, amend or terminate any material employment, labour, consulting or service contract or Sirius Benefit Plan, or increase the compensation payable to any senior officer of Sirius other than in accordance with existing employment arrangements, compensation plans approved by the board, consistent with past practice and other than Ordinary Course compensation adjustments;

(h)	provide any material incentives by way of cash payments, securities or otherwise, contingent or actual, to any senior Employee of Sirius in the aggregate in excess of $250,000;

(i)	incur, create, assume or guarantee any obligations or liabilities (fixed or contingent) which are individually or in the aggregate in excess of $250,000;

(j)	settle or compromise any pending Claim for a cash settlement amount in excess of $250,000 in the aggregate;

(k)	sell, grant a licence in, encumber or otherwise dispose of any of its assets, securities, properties, interests or businesses having a value of $250,000 in the aggregate;

(l)	allow to lapse or terminate, or fail to renew, any Sirius Permit;

(m)	receive, or enter into or be party to any arrangement to receive, any payment prior to Closing that would in the Ordinary Course or based on customary industry practices be received following Closing;

(n)	write off or waive any accounts receivable which are individually or in the aggregate greater than $250,000 and that have not previously been reserved against as doubtful accounts;

(o)
fail to pay or otherwise satisfy when due any accounts payable, liabilities or obligations that in the aggregate exceed $250,000 or make any material change to its practices and policies regarding the payment and collection of accounts receivable, accounts payable and liabilities;

(p)	materially amend, renew, terminate or enter into any Sirius Material Contract;

(q)	change the manner in which Taxes have been reported or enter into any agreement, waiver or settlement in respect of Taxes in excess of $250,000 in the aggregate; or

(r)	enter into any commitment or obligation to do any of the foregoing.

5.2	Pre-Closing Transactions

Prior to the Closing, Buyer shall use commercially best efforts to take such actions as necessary to refinance Buyer’s Indebtedness in accordance with the terms and conditions set out in Schedule 4.1(e) to this Agreement.

5.3	Shareholder Meeting Matters

(a)	Buyer shall:

(i)
No later than January 10, 2011, establish a record date for, duly call, give notice of the Meeting and as promptly as reasonably practicable (and in any event before February 28, 2011), convene and hold the Meeting;

(ii)
solicit from Shareholders proxies in favour of approval of the issuance of the Consideration Shares (such resolution submitted to the Shareholders to only relate to the issuance of the Consideration Shares) and use commercial best efforts to obtain the Shareholder Approval; and

(iii)
after having called the Meeting, not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Meeting without the prior written consent of Sirius except as required by Law.

(b)
Buyer shall proceed diligently to prepare the Circular together with any other documents required by applicable Laws in connection with the Meeting (the “Meeting Materials”). The Circular shall include the unanimous recommendation of the board of directors of Buyer that the Transaction is in the best interests of Buyer and is fair to the Shareholders, and that the Shareholders vote in favour of the matters requiring Shareholder Approval.  Buyer will file the Meeting Materials and any other documentation required to be filed under applicable Law in all jurisdictions where such documents are required to be filed by Buyer and send or cause to be sent the Meeting Materials and any other documentation required to be sent under applicable Law to the Shareholders, the board of directors of Buyer, the auditors of Buyer and any other required Person within the time periods required by applicable Laws.

(c)
Buyer shall furnish to Sirius and its counsel drafts of the Meeting Materials (and any amendments or supplements thereto) and shall provide Sirius and its counsel with a reasonable opportunity to review and comment on such drafts (and to approve those portions of such drafts where the disclosure describes the Vendors and/or Sirius, provided that such approval shall not be unreasonably withheld or delayed), and Buyer shall consider all such comments, provided that whether or not such comments are accepted or appropriate shall be determined by the board of directors of Buyer in their discretion, acting reasonably, prior to each filing of any such documents or materials in accordance with applicable Laws, and shall provide to Sirius a copy of all such filings.

(d)
The Sirius Parties will assist Buyer with the preparation of the Meeting Materials to the extent reasonably required by Buyer and shall provide on a timely basis all information regarding the Vendors or Sirius (including financial statements) that is required to be included in the Circular under applicable Law.  The Sirius Parties shall ensure that none of the information relating to the Vendors or Sirius that they provide to Buyer for inclusion in the Circular will contain a Misrepresentation.

(e)
Buyer shall ensure that the Meeting Materials comply with all applicable Laws in all material respects and, without limiting the generality of the foregoing, that the Meeting Materials do not contain a Misrepresentation (except that this covenant does not apply to any information provided by the Sirius Parties relating to the Vendors or Sirius).

(f)
Each of the Parties shall promptly notify the other Parties if, at any time before the date of the Meeting, it becomes aware that the Meeting Materials contain a Misrepresentation or that an amendment or supplement to the Meeting Materials is otherwise required. In any such event, Buyer shall, in consultation with Sirius, prepare any supplement or amendment to the Meeting Materials that Buyer determines is required to correct the Misrepresentation or that is otherwise required under applicable Law, and Buyer shall cause the same to be distributed to the Shareholders, the board of directors of Buyer, the auditors of Buyer and any other required Persons and filed as required under applicable Law.

5.4	Conduct of Business of Buyer

From the date of this Agreement until the earlier of (i) the Closing Date, and (ii) the termination of this Agreement in accordance with Article 6, except as otherwise contemplated or permitted by this Agreement, Buyer shall (i) conduct the Buyer Business in the Ordinary Course; (ii) use all commercially best efforts to maintain the goodwill of Buyer and preserve the Buyer Business and its relationships with all clients, landlords, suppliers, Buyer Employees and others having business relationships with Buyer; (iii) use commercially best efforts to continue in force all policies of insurance maintained by or for the benefit of Buyer; (iv) conduct the Buyer Business in a manner that preserves the Required Cash Balance; and (v) not, except in the Ordinary Course or as contemplated or permitted by this Agreement (including, for greater certainty, completing the refinancing in accordance with the terms and conditions set forth in Schedule 4.1(d) to this Agreement), without the prior written consent of Sirius (such consent not to be unreasonably withheld or delayed):

(a)
other than as contemplated by this agreement, cause, adopt or propose any amendments to the terms of any of its outstanding securities, its constating documents (including the Buyer Shareholders Agreement) or any organizational instruments;

(b)
issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber any additional securities, or any options, restricted share units, warrants, calls, conversion privileges or rights of any kind to acquire any of its securities other than in connection with its currently existing compensation plans (including Buyer’s long term incentive plan and stock option plan) or Buyer Benefit Plans or in accordance with the terms of Buyer’s outstanding convertible debentures provided that, in the case of such permitted issuances, Buyer shall provide Sirius with prior written notice of such issuances;

(c)	split, combine or reclassify any outstanding securities;

(d)	redeem, purchase or offer to purchase any of its securities;

(e)
except as may be required as a result of a change in Law or Canadian GAAP, change any of the accounting principles or practices used by it which would materially affect its reported consolidated assets, liabilities or results of operations;

(f)
(i) acquire (by merger, consolidation, or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material equity interest therein or (ii) authorize or make any new capital expenditure or expenditures or investments exceeding $500,000 in the aggregate;

(g)
enter into, amend or terminate any material employment, labour, consulting or service contract or Buyer Benefit Plan, or increase the compensation payable to any senior officer of Buyer other than in accordance with existing employment arrangements, compensation plans approved by the board, consistent with past practice and other than Ordinary Course compensation adjustments;

(h)	provide any material incentives by way of cash payments, securities or otherwise, contingent or actual, to any senior Employee of Buyer in the aggregate in excess of $250,000;

(i)
incur, create, assume or guarantee any obligations or liabilities (fixed or contingent) which are individually or in the aggregate in excess of $5,000,000, exclusive of any draw-downs under any of Buyer’s existing credit facilities which shall be permitted, provided that (i) any such amounts in excess of $250,000 that remain outstanding as of the Closing shall be deducted from the Buyer’s calculation of Cash for purposes of Buyer’s Estimated Closing Cash Balance and Buyer’s Closing Cash Balance, and (ii) any such amounts in excess of $250,000 shall be subject to the prior consent of Sirius XM;

(j)	settle or compromise any pending Claim for a cash settlement amount in excess of $250,000 in the aggregate;

(k)	sell, grant a licence in, encumber or otherwise dispose of any of its material assets, securities, properties, interests or businesses having a value of $250,000 in the aggregate;

(l)	allow to lapse or terminate, or fail to renew, any Buyer Permit;

(m)	receive, or enter into or be party to any arrangement to receive, any payment prior to Closing that would in the Ordinary Course or based on customary industry practices be received following Closing;

(n)	write off or waive any accounts receivable which are individually or in the aggregate greater than $250,000 and that have not previously been reserved against as doubtful accounts;

(o)
fail to pay or otherwise satisfy when due any accounts payable, liabilities or obligations that in the aggregate exceed $250,000 or make any material change to its practices and policies regarding the payment and collection of accounts receivable and accounts payable and liabilities;

(p)	materially amend, renew, terminate or enter into any Buyer Material Contract;

(q)	change the manner in which Taxes have been reported or enter into any agreement, waiver or settlement in respect of Taxes in excess of $250,000 in the aggregate; or

(r)	enter into any commitment or obligation to do any of the foregoing.

5.5	Access for Investigation

(a)
The Sirius Parties shall permit Buyer and its Representatives, between the date of this Agreement and the Closing, without interference to the ordinary conduct of business, to have reasonable access to the properties and assets of Sirius.  The Sirius Parties shall furnish to Buyer and its Representatives copies of the Books and Records of Sirius (subject to any confidentiality agreements or covenants relating to any such Books and Records) as Buyer shall from time to time reasonably request.

(b)
Buyer shall permit Sirius and its Representatives, between the date of this Agreement and the Closing, without interference to the ordinary conduct of business, to have reasonable access to the properties and assets of Buyer.  Buyer shall furnish to Sirius and its Representatives copies of the Books and Records of Buyer (subject to any confidentiality agreements or covenants relating to any such Books and Records) as Sirius shall from time to time reasonably request.

(c)
Notwithstanding Sections 5.5(a) or 5.5(b) no Party shall be required to disclose any information, records, files or other data where prohibited by any Contract or Laws, provided that if this Section 5.5(c) is relied upon, the Party must give prompt notice to the other Parties of such reliance if such disclosure could reasonably be expected to be material to the other Parties.

(d)
Prior to the Closing, Buyer and Sirius shall deliver to the other Party their respective interim and annual financial statements, as applicable, forthwith after such statements are approved by the relevant Party’s board of directors or in any event within 60 days after the end of any quarter and within 90 day after any year end.

5.6	Notice by Vendor of Certain Matters

Prior to the Closing, the Sirius Parties, as the case may be, shall (a) give written notice to Buyer of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of such Party or Parties contained in this Agreement to be untrue or inaccurate, and (ii) any failure of such Party or Parties to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them under this Agreement or any Schedule and (b) keep Buyer reasonably informed of any material developments in the business and affairs of the Sirius Business.  No notice or updated information provided to Buyer in accordance with this Section 5.6 shall in and of itself cure any breach of any representation, warranty or covenant made in this Agreement.

5.7	Notice by Buyer of Certain Matters

Prior to the Closing, Buyer shall (a) give written notice to Sirius of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Schedule and (b) keep Sirius reasonably informed of any material developments in the business and affairs of the Buyer Entities.  No notice or updated information provided to Sirius in accordance with this Section 5.7 shall in and of itself cure any breach of any representation, warranty or covenant made in this Agreement.

5.8	Regulatory Approvals

(a)
The Parties will use their commercially best efforts to obtain all of the Regulatory Approvals as promptly as reasonably practicable and in doing so will cooperate with each other and will consider in good faith the views of each other.  Without limiting the generality of the foregoing, the Parties will, as soon as practicable, (i) prepare and provide submissions to the Commissioner of Competition, including an application for an Advance Ruling Certificate and a request in the alternative for a no-action letter and a waiver from notification under paragraph 113(c), and will promptly furnish any additional information requested under the Competition Act; (ii) prepare and provide submissions to the CRTC; and (iii) with respect to all other Regulatory Approvals, initiate pre-transaction conferences and discussions with the applicable Authorities and commence the preparation and provision of submissions required in connection with such Regulatory Approvals to such Authorities.  Any filing fees and applicable Taxes thereon in relation to any filing or application made to the CRTC or in respect of the Competition Act shall be borne equally between the Buyer, on the one hand, and Sirius, on the other hand.

(b)
Buyer and Sirius will (i) keep the other Party fully and promptly informed as to the status of the proceedings relating to the Regulatory Approvals; (ii) fully and promptly inform the other Party of all oral and written communications from or with any Authority in respect of the Regulatory Approvals; (iii) provide the other Party with copies of and give the other Party the opportunity to approve all applications, notifications, filings and other communications prepared by the Party in draft form prior to submission to the relevant Authority, deleting information that is confidential to the relevant Party or providing such copies on an external counsel only basis or such other basis as may be agreed upon by the Parties in writing; and (iv) afford the other Party the opportunity with reasonable prior notice to attend any meeting, telephone or video conference organized with any Authority in relation to the Regulatory Approvals.

(c)
If any Authority (i) imposes conditions on the Regulatory Approvals or (ii) seeks to restrain, prohibit, or obtain damages or other relief in connection with the consummation of the Transaction, each Party will, subject to the requirements of this Section, use its commercially best efforts to attempt to resolve these objections consistent with the general intention of this Agreement that ownership of Sirius be vested in Buyer and that the Consideration Shares be registered in the names of the Vendors.

5.9	Additional Agreements and Filings

(a)
Subject to the terms and conditions herein provided, including, Section 5.8, each of the Parties agrees (and shall cause its Affiliates as necessary) to use its commercially best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transaction and to cooperate with each other in connection with the foregoing, including using commercially best efforts:

(i)
to obtain, as promptly as reasonably practicable, from any Authority or any other third party all necessary consents, approvals and authorizations as are required to be obtained in connection with this Agreement and the consummation of the Transaction;

(ii)	to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transaction;

(iii)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transaction;

(iv)	to effect all necessary registrations and other filings and submissions of information requested by Authorities or required under any Law applicable to the Transaction;

(v)	to execute and deliver such documents as the other Party may reasonably require; and

(vi)
to satisfy (or to cause the satisfaction of) the conditions set out in Sections 4.1, 4.2 and 4.3, to the extent the same is within their control, and use commercially best reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper and advisable under all applicable Laws to complete the Transaction in accordance with the terms hereof, including (without limitation) (x) with respect to Buyer, terminating (and causing Buyer Subsidiary to terminate) the Buyer Shareholders Agreement, the Registration Rights Agreement, (y) with respect to the Sirius Parties, terminating the Sirius Shareholders Agreement, and (z) with respect to CBC requesting and recommending in favour of an Order in Council granting the CBC authority to consummate the Transactions.

(b)
Buyer and the Vendors agree that the entire Purchase Price is in consideration for the Purchased Securities and that no part of the Purchase Price relates to any restrictive covenant granted pursuant to this Agreement.

(c)	Buyer shall file all required Tax Returns for Sirius relating to any period prior to Closing.

(d)
Each of the Vendors agrees that Sirius (or its successor) shall be entitled to make the election contemplated in either subsection 184(3) or subsection 185.1(2) of the Tax Act to treat any excess referred to in subsection 184(2) of the Tax Act as a separate taxable dividend (in the case of an election under subsection 184(3) of the Tax Act) or the full amount of an “excessive eligible dividend designation” (as defined in the Tax Act) as a separate taxable dividend (in the case of an election under subsection 185.1(2).  Each of the Vendors agrees to use commercially reasonable efforts in order to give effect to any such election.

ARTICLE 6
TERMINATION AND ABANDONMENT

6.1	Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing by Buyer or Sirius (on behalf of the Sirius Parties), as the case may be:

(a)	by mutual consent of Buyer and Sirius (on behalf of the Sirius Parties);

(b)	by Buyer or Sirius (on behalf of the Sirius Parties), if:

(i)
Closing shall not have occurred by the Termination Date, provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall be the cause of the failure of the Closing to occur on or before such date;

(ii)	if there shall be passed any applicable Law that makes consummation of the Transaction illegal or otherwise prohibited; or

(iii)	if the Shareholder Approval is not obtained at the Meeting;

(c)
subject to Section 6.2, by Buyer if any of the Sirius Parties shall have breached any of their respective representations, warranties, covenants or agreements under this Agreement such that the condition set forth in Section 4.2(a) and/or 4.2(b) would not be satisfied, provided that the Buyer is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 4.3(a) and/or 4.3(b) to not be satisfied.

(d)
subject to Section 6.2, by Sirius (on behalf of the Sirius Parties) if Buyer shall have breached any of their representations, warranties, covenants or agreements under this Agreement such that the condition set forth in Section 4.3(a) and/or 4.3(b) would not be satisfied, provided that none of the Sirius Parties is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 4.2(a) and/or 4.2(b) to not be satisfied.

(e)	subject to Section 6.2, by Buyer if a condition set forth in Section 4.2(c), 4.2(d) or 4.2(e) would not be satisfied;

(f)	subject to Section 6.2, by Sirius (on behalf of the Sirius Parties) if a condition set forth in Section 4.3(c), 4.3(d) or 4.3(e) would not be satisfied; or

(g)
by Sirius (on behalf of the Sirius Parties) if the directors of Buyer shall have failed to publicly recommend, in the manner contemplated by Section 5.3, that Shareholders vote in favour of the matters requiring Shareholder Approval or shall have withdrawn or qualified, amended or modified in a manner adverse to the Vendors such recommendation.

6.2	Notice and Cure Period

In the event a Buyer Material Adverse Change or a Sirius Material Adverse Change shall or can be reasonably expected to occur, Buyer (in respect of a Buyer Material Adverse Change) and Sirius (in respect of a Sirius Material Adverse Change) must, as promptly as practicable, give written notice to the other Party specifying in reasonable detail all circumstances of the such material adverse change. The Buyer may not exercise its right to terminate this Agreement pursuant to Section 6.1(c) or 6.1(e) and Sirius (on behalf of the Sirius Parties) may not exercise its right to terminate this Agreement pursuant to Section 6.1(d) or 6.1(f), unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and/or warranties, unsatisfied conditions or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that the applicable Party is proceeding diligently to cure such matter and such matter is capable of being cured, the Party delivering such notice may not exercise such termination right until the earlier of (a) the Termination Date, and (b) the date that is 45 Business Days (or 15 Business Days in the event of a termination notice in respect of a Buyer Material Adverse Change or a Sirius Material Adverse Change, as the case may be) following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.

6.3	Effect of Termination

In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect; provided that (i) this Section 6.3 and Article 7 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any inaccuracy in or breach of any representation, warranty, covenant or other provision contained in this Agreement.

ARTICLE 7
GENERAL

7.1	Public Notices

All public notices to third parties and all other publicity concerning the matters contemplated by this Agreement shall be jointly planned and coordinated by the Parties (Sirius acting on behalf of all Vendors) and no Party shall act unilaterally in this regard without the prior written approval of the other Parties (Sirius acting on behalf of all Vendors), except to the extent that the Party making such notice is required to do so by Law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Parties (Sirius acting on behalf of all Vendors) is not practicable provided concurrent notice to the other Parties (Sirius acting on behalf of all Vendors) is provided.

7.2	Expenses

Except as otherwise provided in this Agreement on or prior to the Closing Date, the Buyer and the Sirius Parties shall pay their respective legal, accounting and other professional advisory fees, broker fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement, as well as any other costs and expenses incurred.

7.3	Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the Transaction, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after Closing.

7.4	Assignment and Enurement

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, which consent shall not be unreasonably withheld or delayed.  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

7.5	Entire Agreement

This Agreement (including its Schedules), the Confidentiality Agreement and any agreement or document delivered in connection with this Agreement (including the Buyer Disclosure Letter and the Sirius Disclosure Letter), constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof.  There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided this Agreement.  The execution of this Agreement has not been induced by, nor do any of the Parties rely upon or regard as material, any representations, promises, agreements or statements not incorporated into this Agreement including any documents or information in any due diligence examinations and data reviews or in any management presentations or meetings.  This Agreement shall not be amended, added to or qualified except by written agreement signed by all of the Parties.

7.6	Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing.  No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement.  Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

7.7	Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by facsimile or delivered by registered mail or postage prepaid, addressed as follows:

(a)	to Sirius:

Sirius Canada Inc.
135 Liberty St. - 4th Floor
Toronto, ON M6K 1A7

Attention:       Mark Redmond
Facsimile No.: 416-513-7489

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street
suite 3400
Toronto, ON M5H 2S7

Attention:       Dale H. Lastman and Robert Vaux
Facsimile No.: 416-979-1234

(b)	to CBC:

Canadian Broadcasting Corporation
181 Queen Street,
P.O. Box 3220, Station C
Ottawa, Ontario
K1P 1K9

Attention:       Michel Tremblay
Facsimile No.: 613-288-6216

and to:

Canadian Broadcasting Corporation
205 Wellington Street West
Toronto, Ontario
M5V 3G7

Attention:        Jacques Gaboury
Facsimile No.: 416-205-2723

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montréal, QC  H3A 3N9

Attention:       Robert Vineberg
Facsimile No.: 514-841-6499

(c)	to SiriusXM:

Sirius XM Radio Inc.
1221 Avenue of the Americas
36th Floor
New York, New York
10020

Attention:       David Frear
Facsimile No.:  212-584-5252

with a copy (which shall not constitute notice) to:

Ogilvy Renault LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, ON M5J 2Z4

Attention:       Ava Yaskiel
Facsimile No.: 416-216-3930

(d)	to Slaight

Slaight Communications Inc.
22 St. Clair Avenue East, Suite 1100
Toronto, Ontario M4T 2S3

Attention:       David Coriat
Facsimile No.: 416- 960-5024

(e)	to Buyer:

Canadian Satellite Radio Holdings Inc.
Suite 2300, Canada Trust Tower
BCE Place, 161 Bay Street
Toronto, Ontario M5J 2S1

Attention:       Michael Moskowitz

Facsimile No.: 416-408-6005

with a copy (which shall not constitute notice) to:

Stikeman Elliott
5300 Commerce Court West
199 Bay Street
Toronto, ON  M5L 1B9

Attention:       Dee Rajpal and Jonah Mann
Facsimile No.: 416-947-0866

or at such other address or fax number of which the addressee may from time to time may notify the addressor.  Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address.  If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day.  Any notice transmitted by facsimile shall be deemed to have been given and received on the day in which transmission is confirmed.  If such day is not a Business Day or if the facsimile transmission is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

7.8	Severability

If, in any jurisdiction, any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid or unenforceable  the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth herein.  Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law.

7.9	Counterparts; Facsimile and Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original.  All such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

7.10	Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as a Ontario contract.  All of the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

7.11	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

7.12	Specific Performance

Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated.  Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Authority having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

7.13	Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights, upon any Person.

[remainder of page intentionally blank]

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

CANADIAN SATELLITE RADIO HOLDINGS INC.
Per:	(Signed) “Michael Washinushi”
Name: Michael Washinushi
Title: Chief Financial Officer

SIRIUS CANADA INC.
Per:	(Signed) “Mark Redmond”
Name: Mark Redmond
Title: President and Chief Executive Officer

CANADIAN BROADCASTING CORPORATION
Per:	(Signed) “Michel Tremblay”
Name: Michel Tremblay
Title: Senior Vice-President, Corporate Strategy & Business Partnerships

Per:	(Signed) “Suzanne Morris”
Name: Suzanne Morris
Title: Vice-President and Chief Financial Officer

SIRIUS XM RADIO INC.
Per:	(Signed) “David Frear”
Name: David Frear
Title: Chief Financial Officer

SLAIGHT COMMUNICATIONS INC.
Per:	(Signed) “Gary Slaight”
Name: Gary Slaight
Title: President and Chief Executive Officer

SCHEDULE 1.1(f)
FORM OF ARTICLES OF AMENDMENT

See Attached.

1.          To add the following paragraphs to the “Rights, privileges, restrictions and conditions attaching to each class of shares” contained in article 8 of the articles of the Corporation:

I.           Rights to Convert Class A Subordinated Voting Shares

Conversion Rights

(a)
A holder of Class A Subordinate Voting Shares shall be entitled at such holder's option at any time and from time to time to have all or any of the Class A Subordinated Voting Shares registered in the name of the holder on the books of the Corporation converted into fully paid and non-assessable Class C Non-Voting Shares as the same shall be constituted at the time of conversion upon the basis of one (1) Class A Subordinate Voting Share for every one (1) Class C Non-Voting Share so converted.

(b)
The conversion right provided for herein may be exercised by a shareholder, or a shareholder’s attorney duly authorized in writing, by giving written notice to the Corporation of the exercise of such a right and of the number of Class A Subordinate Voting Shares in respect of which the right is being exercised. The conversion shall be deemed to take effect upon the date which said written notice is received by the Corporation at its registered office unless such date be a Saturday, Sunday or a holiday, in which event it shall take effect on the next business day.  Upon due exercise of the conversion right, the Corporation shall issue a share certificate representing the number of fully-paid and non-assessable Class C Non-Voting Shares determined on the basis set out above.

J.          Rights to Convert Class C Non-Voting Shares

For the purposes of this Section J:

“Act” means the Business Corporations Act (Ontario), and any amendments thereto.

“Associate” means persons, firms, associations, corporations, partnerships and other entities acting in concert with the person with respect to whom the term “Associate” is relevant and includes an associate as defined in the Act.

“Broadcasting Business” means, at any time, any business of providing, or any business which includes the provision of, communications services by means of signals transmitted through any free space or guided transmission medium or any combination thereof over the air, or by coaxial cable, ordinary wire or fibre optic cable or any combination thereof in which the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, is then engaged or is then actively considering a proposal to engage and includes, without limiting the generality of the foregoing, any satellite or subscription radio broadcasting business.

“Broadcasting Legislation” means any law, statute, act, regulation, ordinance, order-in-council or other rule promulgated by any federal, provincial or other authority having or purporting to have jurisdiction including, without limitation, any parliament, legislature, privy council, cabinet, cabinet minister or government department, independent regulatory agency, government commission, government board or government council relating to any Broadcasting Business or which imposes a requirement to obtain a Licence in order to enable the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, to carry on any Broadcasting Business and includes, without limiting the generality of the foregoing, the Broadcasting Act (Canada), the Radiocommunication Act (Canada), the Direction and the Canadian Radio-television and Telecommunications Commission Act (Canada), as amended or replaced from time to time.

5738678 v4

  1A

“Canadian” has the meaning set forth in the Direction.

“Controlled” means controlled in any manner that results in control in fact whether directly or through the ownership of shares or indirectly through a trust, a contract, the ownership of shares of any other body corporate or otherwise.

“CRTC” means the Canadian Radio-television and Telecommunications Commission.

“Direction” means the Direction to the CRTC (Ineligibility of Non-Canadians) issued by the Governor General in Council pursuant to the Broadcasting Act (Canada), as amended or replaced from time to time.

“Licence” means a licence, permit, franchise or other authority issued or granted by a governmental authority required to operate or carry on a business or to operate any equipment device required to carry on a business, including without limitation a broadcasting licence issued by the CRTC under the Broadcasting Act (Canada).

“Non-Voting Share” means a share of the Corporation which does not carry voting rights in all circumstances, and includes, without limitation, a Class C Non-Voting Share of the Corporation.

“person” includes an individual, firm, corporation, association, trust and any other entity.

“Restricted Class” means persons who are not Canadians, or any class or description of persons and their Associates whose significant or controlling interest in the shares of the Corporation or in a certain class of shares of the Corporation is likely to preclude the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, from being qualified to hold, obtain, maintain, renew or amend any Licence pursuant to any Broadcasting Legislation or other Licence required in order to carry on any Broadcasting Business or would cause the Corporation or any corporation in which the Corporation has an interest to be in breach of any Broadcasting Legislation or the terms of any such Licence.

“Shares” means Voting Shares and Non-Voting Shares, and any other shares of the Corporation.

 “Voting Shares” means a share of the Corporation carrying voting rights in all circumstances or by reason of the occurrence of an event that has occurred and that is continuing (and includes, without limitation, a Class B Voting Share and a Class A Subordinate Voting Share), as well as a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

  1B

Conversion Rights

(a)
A holder of Class C Non-Voting Shares shall be entitled at such holder's option at any time and from time to time to have all or any of the Class C Non-Voting Shares registered in the name of the holder on the books of the Corporation converted into fully paid and non-assessable Class A Subordinated Voting Shares as the same shall be constituted at the time of conversion upon the basis of one (1) Class C Non-Voting Share for every one (1) Class A Subordinated Voting Share so converted.

(b)
Subject to paragraph (c) of this section, the conversion right provided for herein may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates representing the Class C Non-Voting Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Class C Non-Voting Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of such shares which the holder desires to have converted.  The conversion shall be deemed to take effect upon the date which the said certificate or certificates shall be surrendered to the Corporation at its registered office accompanied by the said notice in writing unless such date be a Saturday, Sunday or a holiday, in which event it shall take effect on the next business day.  Upon due exercise of the conversion right and subject to paragraph (c) of this section, the Corporation shall register such conversion and indicate that such shareholder is the registered owner of the Class A Subordinated Voting Shares on the books of the Corporation. If the conversion right is exercised in respect of less than all of the Class C Non-Voting Shares represented by any share certificate, the Corporation shall also issue a new share certificate representing the number of Class C Non-Voting Shares in respect of which the conversion right is not being exercised.

(c)
Notwithstanding this section, the power of the Corporation to issue, and the right of any holder of Class C Non-Voting Shares to receive, any Class A Subordinated Voting Shares in connection with this conversion right is limited by the restrictions set out in article 9 of the articles of the Corporation. For greater certainty, so long as the Direction shall prohibit the CRTC from issuing a Licence under the Broadcasting Act (Canada) to the Corporation (or to any corporation in which the corporation has a direct or indirect interest through the holding of shares in that or other corporations) or renewing or amending any such Licence held by the Corporation (or by any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations), if the number of votes attached to Voting Shares or the number of Voting Shares held by members of the Restricted Class exceeds 33.33% (or some different specified percentage thereof as may be specified, from time to time, under the Direction) of the aggregate voting rights attached to all Voting Shares or of the total number of issued and outstanding Voting Shares, no Voting Share shall be transferred to a member of the Restricted Class if, immediately following its transfer, Voting Shares to which are attached more than 33.33% (or such different specified percentage thereof as may be specified, from time to time, under the Direction) of the voting rights attached to all the issued and outstanding Voting Shares or Voting Shares which represent more than 33.33% (or such different specified percentage thereof as may be specified, from time to time, under the Direction) of the total number of issued and outstanding Voting Shares would be held in the aggregate by or for persons who are members of such Restricted Class at any time. For further certainty, the power of the Corporation to issue, and the right of any holder of Class C Non-Voting Shares to receive, any Class A Subordinated Voting Shares in connection with this conversion right is restricted if such conversion requires the prior approval of the CRTC or any other governmental body or authority having or purporting to have jurisdiction unless and until such approval has been received.

1C

2.          To add the following paragraphs to the “Other Provisions” contained in article 10 of the articles of the Corporation:

B.           The consent of two-thirds of the members of the Board of Directors of the Corporation voting at a meeting will be required for the Corporation to:

(a)	amend or modify the charter or by-laws of CSR;

(b)	enter into any transaction or series of transactions to recapitalize or reclassify the structure of CSR;

(c)	increase the number or remove any Board members;

(d)	enter into any related-party transactions;

(e)	issue any equity, or enter into financings (whether equity, debt, convertible or any combination of the foregoing) in excess of $50 million; and

(f)	enter into any agreement relating to mergers, acquisitions, joint-ventures, sales or other dispositions of assets that are material to CSR

  1D

C.           In the case of any related-party transactions or where a conflict of interest may reasonably exist, the director(s) nominated by the related or conflicted party (or parties) will not be entitled to participate in board-level discussions or vote on the matter (and accordingly, such directors’ vote(s) will be excluded in calculating the approval threshold).

  1E

SCHEDULE 1.1(ssss)
REGULATORY APPROVALS

•           Competition Act Approval

•           CRTC Approval

•           TSX Approval

SCHEDULE 4.1(e)
REFINANCING OF BUYER INDEBTEDNESS

(All amounts in Canadian currency unless otherwise stated)

Issuer:	Canadian Satellite Radio Holdings Inc. (the “Company”)
Security:	New senior unsecured notes (the “Senior Notes”) via an Exchange Offer and Private Placement.
Amount:	C$130 million - C$150 million (total Senior Notes outstanding post transaction)
Use of Proceeds:
The net proceeds of the Private Placement will be used to fund the cash payments in exchange for Existing Notes, repay the outstanding balance on the XM Credit Facility, subordinated promissory notes and for working capital and general corporate purposes.

Security:	The Senior Notes will be unsecured obligations of the Company.
Guarantees:	The Senior Notes will be jointly and severally and fully and unconditionally guaranteed by all of the Company’s current and future restricted subsidiaries.
Ranking:	The Senior Notes will rank: •equal in right of payment with all existing and future senior indebtedness; and •senior in right of payment to any future subordinated indebtedness.

SCHEDULE 4.1(f)
FORM OF GOVERNANCE AGREEMENT

CANADIAN SATELLITE RADIO HOLDINGS INC.

- and -

CANADIAN SATELLITE RADIO INC.

- and -

SIRIUS CANADA INC.

- and -

[SHAREHOLDER]

GOVERNANCE AGREEMENT

•, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Time of the Essence	5
1.3 Calculation of Time	5
1.4 Calculation of Beneficial Ownership	5
1.5 Business Days	6
1.6 Headings	6
1.7 Plurals and Gender	6
1.8 Statutory References	6
1.9 Other References	6
1.10 Schedules	6
ARTICLE 2 CANADIAN OWNERSHIP	7
2.1 Canadian Ownership	7
2.2 Programming Committee	7
2.3 Compliance with Agreement	7
2.4 Amendments to Restrictions	7
ARTICLE 3 GOVERNANCE	8
3.1 Board of Directors of the Corporation, CSR and Sirius	8
3.2 Removal and Replacement of Shareholder Nominee[s]	9
3.3 Annual Budget	10
3.4 Quorum	10
3.5 Committees of the Board	10
ARTICLE 4 SPECIAL CONSENT RIGHTS	10
ARTICLE 5 DEALING WITH SHARES	11
5.1 Restrictions on Transfer of Shares	11
5.2 Permitted Transfers of Shares	12
5.3 Transition Period	12
5.4 Certain Transfers by Significant Shareholders	13
5.5 Shareholder Bound as a Significant Shareholder	14
5.6 Interpretation	14
ARTICLE 6 VOTING OF SHARES	15
6.1 Voting Rights	15
6.2 Shareholder Bound as a Significant Shareholder	15
ARTICLE 7 CONFIDENTIALITY OBLIGATIONS	15
7.1 Disclosure of Confidential Information	15
7.2 Return or Destruction of Confidential Information	16
7.3 Remedies for Breach	16
ARTICLE 8 TERMINATION AND ABANDONMENT	16
8.1 Termination	16
8.2 Effect of Termination	16
ARTICLE 9 GENERAL	16
9.1 Application of this Agreement	17
9.2 Public Filing	17
9.3 Expenses	17
9.4 Further Assurances	17

9.5 Assignment and Enurement	17
9.6 Entire Agreement	17
9.7 Waiver	18
9.8 Notices	18
9.9 Severability	20
9.10 Counterparts; Facsimile and Electronic Signatures	20
9.11 Governing Law and Jurisdiction for Disputes	21
9.12 Consent	21
9.13 Third Party Beneficiaries	21
9.14 Remedies	21

GOVERNANCE AGREEMENT

THIS AGREEMENT made as of the • day of •, 2011.

AMONG:

CANADIAN SATELLITE RADIO HOLDINGS INC., a corporation governed by the laws of the Province of Ontario

(the “Corporation”)

- and -

CANADIAN SATELLITE RADIO INC., a corporation governed by the laws of Canada

(“CSR”)

- and -

SIRIUS CANADA INC., a corporation governed by the laws of Canada

(“Sirius”)

- and -

[SHAREHOLDER], a corporation governed by the laws of •

(the “Shareholder”)

RECITALS:

A.	As of the date hereof, the Shareholder is the beneficial owner of [• Class A Shares and] • Class B Shares of the Corporation.

B.	The Corporation owns all of the issued and outstanding shares of its operating subsidiaries, CSR and Sirius.

C.
The Shareholder, the Corporation, CSR and Sirius have entered into this Agreement to record their agreement as to the manner in which the  affairs of the Corporation, CSR and Sirius are to be conducted and to grant certain rights and obligations with respect to the ownership of the Shares.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“Affected Shareholder” has the meaning ascribed thereto in Section 5.4(a)(ii);

(b)	“affiliate” has the meaning ascribed to such term in the Business Corporations Act (Ontario);

(c)
“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement.  All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

(d)	“Board” means, in respect of any of the Corporation, Sirius or CSR, the board of directors of such company.”

(e)
“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario  or New York, New York are not open for business during normal banking hours;

(f)	“Cancellation Date” has the meaning ascribed thereto in Section 5.3(c);

(g)	“CBC” means the Canadian Broadcasting Corporation, a corporation governed by the federal laws of Canada;

(h)	“Class A Shares” means the Class A subordinate voting shares in the capital of the Corporation;

(i)	“Class B Shares” means the Class B shares in the capital of the Corporation;

(j)	“Class C Shares” means the Class C non-voting shares in the capital of the Corporation;

(k)	“Closing” has the meaning ascribed thereto in the Securities Purchase Agreement;

(l)
“Confidential Information” includes, but is not limited to any information which the Corporation considers to be of a proprietary and confidential nature and includes, without limitation, know-how, data, process, technique, program, design, formula, marketing, advertising, financial, sales, customer or programming matter, compositions, drawings, diagrams, computer programs, studies, work in process, visual demonstrations, concepts, and other data, whether oral, written, graphic, or electronic form, which may be disclosed by the Corporation to the Shareholder.  Confidential Information does not include the following information: (i) information which is now or which hereafter becomes publicly known or available through no act or failure on the part of the Shareholder; (ii) information which is actually known to the Shareholder at the time of the receipt of such Confidential Information without obligation of confidentiality; and (iii) information which is hereafter furnished to the Shareholder by a third party without obligation of confidentiality.

(m)	“Corporation” has the meaning ascribed thereto on the cover page to this Agreement;

(n)	“CRTC” mean the Canadian Radio-television and Telecommunications Commission;

(o)	“CSR” has the meaning ascribed thereto on the cover page to this Agreement;

(p)
“Equity Interest” means, in respect of a shareholder of the Corporation at a particular time, the quotient obtained by dividing (i) the number of Shares beneficially owned by such shareholder at the relevant time (on a non-diluted basis), by (ii) the aggregate number of Shares outstanding at the relevant time (on a non-diluted basis), in each case assuming the conversion of any outstanding Class B Shares into Class A Shares, in accordance with the articles of the Corporation;

(q)	“Excess Voting Interest” has the meaning ascribed thereto in Section 6.1(a);

(r)	“Independent” with reference to a director or a proposed director, means an individual who is “independent” within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees;

(s)	“Initial Shares” means the Shares beneficially owned by the Shareholder immediately following the Closing;

(t)	“Initial Voting Interest” means the Shareholder’s Voting Interest immediately following the Closing;

(u)	“Initiating Shareholder” has the meaning ascribed thereto in Section 5.3(b);

(v)
“Maximum Threshold” means (i) in respect of a Significant Shareholder (other than Sirius XM) at a particular time, a Voting Interest (calculated without regard to any Shares acquired by such Significant Shareholder after the Closing) that is equal to two times such Significant Shareholder’s Equity Interest at the relevant time, and (ii) subject to amendment in accordance with Section 2.4, in the case of Sirius XM at a particular time, the lesser of: (A) a Voting Interest that is equal to 25%, or (B) a Voting Interest (calculated without regard to any Shares acquired by Sirius XM after the Closing) that is equal to two times Sirius XM’s Equity Interest at that relevant time;

(w)	“Participation Notice” has the meaning ascribed thereto in Section 5.3(b);

(x)	“Parties” means the parties to this Agreement and “Party” means any of them;

(y)
“Permitted Additional Securities” means (i) any options, shares or other securities issued or issuable to employees, directors, officers or consultants under a compensation or benefit plan of the Corporation or its subsidiaries, (ii) any options, warrants, shares or other securities issued or issuable to suppliers or business partners for consideration other than cash as part of a commercial arrangement in the ordinary course of the Corporation’s or a direct or indirect subsidiary of the Corporation’s satellite radio business and (iii) any securities issued as a dividend or distribution on all of the shares;

(z)
“Person” means an individual, body corporate with or without share capital, partnership, joint venture, entity, unincorporated association, syndicate, firm, sole proprietorship, trust, pension fund, union, board, tribunal, governmental or quasi-governmental authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

(aa)	“Registration Rights Agreement” has the meaning ascribed thereto in the Securities Purchase Agreement;

(bb)	“Residency Requirements” has the meaning ascribed thereto in Section 3.1(a);

(cc)	“Restrictions” has the meaning ascribed thereto in Section 2.1(a);

(dd)	“Securities Purchase Agreement” means the securities purchase agreement dated November 23, 2010 made among the Corporation, Sirius, CBC, Sirius XM and Slaight;

(ee)	“Selling Shareholder” has the meaning ascribed thereto in Section 5.3(c);

(ff)	“Selling Shares” has the meaning ascribed thereto in Section 5.3(c);

(gg)	“Shareholder” has the meaning ascribed thereto on the cover page to this Agreement;

(hh)	“Shareholder Nominee[s]” has the meaning ascribed thereto in Section 3.1(c);

(ii)	“Shares” means the Class A Shares, Class B Shares and Class C Shares, as applicable;

(jj)	“Significant Shareholder” means any shareholder of the Corporation that has an Equity Interest that is equal to or greater than 10%;

(kk)	“Sirius” has the meaning ascribed thereto on the cover page to this Agreement;

(ll)	“Sirius XM” means Sirius XM Radio Inc., a corporation governed by the laws of the State of Delaware;

(mm)	“Slaight” means Slaight Communications Inc., a corporation governed by the laws of the Province of Ontario;

(nn)	“Special Resolution” means a resolution required to be passed by a majority of not less than two-thirds of the votes cast by the shareholders of the Corporation who vote in respect of such resolution;

(oo)	“subsidiary” has the meaning ascribed to such term in the Business Corporations Act (Ontario);

(pp)
“Transfer” means, in respect of any Shares, any disposition, transfer, sale, exchange, gift or other arrangement by which legal title or beneficial ownership passes, directly or indirectly, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and “Transferred”, “Transferring” and similar words have corresponding meanings;

(qq)	“Transferee” has the meaning ascribed thereto in Section 5.1(b);

(rr)	“Transfer Notice” has the meaning ascribed thereto in Section 5.2;

(ss)	“Transferring Shareholder” has the meaning ascribed thereto in Section 5.4(a);

(tt)	“Transition Period” has the meaning ascribed thereto in Section 5.3(a); and

(uu)
“Voting Interest” means, in respect of a shareholder of the Corporation at a particular time, the quotient that is obtained by dividing (i) the number of votes that such shareholder is entitled to exercise at a general meeting of shareholders of the Corporation at the relevant time, by (ii) the aggregate number of votes that may be exercised by all shareholders of the Corporation at a general meeting of shareholders of the Corporation at the relevant time.

1.2	Time of the Essence

Time shall be of the essence of each provision of this Agreement.  Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

1.3	Calculation of Time

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

1.4	Calculation of Beneficial Ownership

Each of the Parties confirms and acknowledges that, for the purpose of determining any of the following:

(a)	the Initial Voting Interest;

(b)	the Equity Interest;

(c)	the Maximum Threshold; and

(d)	the Voting Interest;

in respect of any Significant Shareholder (including the Shareholder) for all purposes under this Agreement, the total number of the Shares beneficially owned by such Shareholder shall include, without duplication, those beneficially owned by such Shareholder as well as those beneficially owned by any Person that is a “related person”, an “affiliated person” or a member of a “related group” (as each such term is defined in the Income Tax Act (Canada)) of or to such Shareholder

1.5	Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

1.6	Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections.  The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

1.7	Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

1.8	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

1.9	Other References

“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

1.10	Schedules

[The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A”            -           Special Consent Rights]

[NTD: To be included in agreement for Sirius XM only]

ARTICLE 2
CANADIAN OWNERSHIP

2.1	Canadian Ownership

(a)
Notwithstanding any other provision of this Agreement, the Corporation, CSR and Sirius will act to ensure that all requirements relating to the ownership and control of broadcasting undertakings as set out in the Broadcasting Act (Canada) and related regulations, rules and regulatory policies, directions and decisions in effect from time to time and the terms of licences granted to the Corporation or CSR or Sirius by the CRTC or Industry Canada (the “Restrictions”) are complied with at all times, including the establishment of an independent programming committee of each of CSR and Sirius that meets regulatory approval and such other mechanisms that will ensure the Corporation and each of CSR and Sirius are controlled in fact by Canadian entities.

(b)
The Corporation and each of CSR and Sirius will act to ensure that no Transfer or issuance of Shares or other securities of the Corporation, CSR or Sirius shall be permitted if such transfer or issuance would cause CSR or Sirius to cease to be in compliance with the Restrictions or if such transfer or issuance would require the prior approval of the CTRC unless and until such approval has been obtained.

2.2	Programming Committee

To the extent required by the Restrictions, each of CSR and Sirius will have a programming committee with the powers and responsibilities approved by the CRTC.

2.3	Compliance with Agreement

The Shareholder agrees to vote and act as a shareholder of the Corporation to fulfil the provisions of this Agreement and in all other respects to comply with, and use all reasonable efforts to cause the Corporation to comply with, this Agreement.  The Shareholder further undertakes that it will use its influence as a Shareholder to cause such meetings of the Board and/or the shareholders of the Corporation to be held, resolutions passed, by-laws enacted, agreements and other documents signed and acts or things performed or done as may be necessary or desirable to ensure that the provisions of this Agreement are implemented and given full force and effect.  Each of the Corporation, CSR and Sirius undertakes to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.

2.4	Amendments to Restrictions

If the Restrictions are amended or repealed on or after the date hereof such that Persons that are not “Canadians” within the meaning of the Restrictions may beneficially own a higher Voting Interest in the Corporation than is permitted on the date hereof, then the Parties agree:

(a)
to negotiate in good faith such amendments to the terms of this Agreement including to reduce, to the extent reasonably permissible, the restrictions on the number and/or class of Shares that may be beneficially owned by Sirius XM (including increasing the Maximum Threshold); and

(b)
to negotiate in good faith such amendments to the articles of the Corporation and/or any recapitalization of the Corporation to facilitate, to the extent reasonably permissible, the Voting Interest of Sirius XM being equivalent to its Equity Interest.

ARTICLE 3
GOVERNANCE

3.1	Board of Directors of the Corporation, CSR and Sirius

(a)	Unless otherwise permitted by the Restrictions:

(i)	a majority of Board members of the Corporation;

(ii)	at least 80 percent of Board members of each of CSR and Sirius, and

(iii)
the Chief Executive Officer of each of CSR and Sirius, or where CSR or Sirius has no Chief Executive Officer, the person performing functions that are similar to the functions performed by a chief executive officer, shall be “Canadians” within the meaning of the Restrictions (the “Residency Requirements”).

(b)
Subject to Section 3.1(f), the Board of the Corporation shall at all times be comprised of nine members. All individuals nominated for election to the Board  of the Corporation shall have a personal and professional reputation, qualifications and experience suitable to serving as a director in a public company and a willingness and ability to devote time and resources to fulfill his or her duties as a member of the Board of the Corporation.

(c)
For as long as the Shareholder’s Equity Interest is equal to or greater than 10%, the Shareholder shall be entitled to nominate [one/two] directors of the Corporation [who shall be Canadian (as defined by the Residency Requirements)] (the “Shareholder Nominee[s]”). [NTD: The Canadian requirement to only apply for CSRI, CBC and Slaight.]  The initial Shareholder Nominee[s] shall be • [and •], who shall hold office for a term expiring at the close of the next annual meeting of the Corporation’s shareholders or until his or her successor is duly elected or appointed and, provided that the Shareholder continues to be entitled to nominate the Shareholder Nominee[s] in accordance with this Section 3.1 and that the individual[s] serving as such Shareholder Nominee[s] continues to satisfy the conditions specified in Section 3.1(b), the Board of the Corporation shall nominate such Shareholder Nominee[s] for election or re-election as a director of the Corporation at the end of each term of [each] such Shareholder Nominee as part of the slate proposed by the Corporation in its management information circular.

(d)
At least three of the directors of the Corporation will be Independent directors of recognized expertise and stature and meeting all corporate governance requirements of each stock exchange on which the Shares are listed or proposed to be listed, and of each regulatory agency with corporate governance rules or regulations binding on the Corporation, including any requirement that they be “financially literate” within the meaning of applicable securities laws in Canada.  All of the three Independent directors shall be “Canadian” (as defined by the Residency Requirements). The initial Independent nominees shall be •, • and •, each of whom shall hold office for a term expiring at the close of the next annual meeting of the Corporation’s shareholders or until his or her successor is duly elected or appointed.  The nomination of Independent Directors for election to the Board of the Corporation shall hereinafter be the responsibility of the Corporation’s Corporate Governance Committee (which is responsible for nominating directors for election to the Board of the Corporation).

(e)
Subject to Section 3.1(f), the Board of each of CSR and Sirius shall be comprised of five members. For as long as the Shareholder’s Equity Interest is equal to or greater than 10%, the Corporation shall cause [one of] the Shareholder’s Shareholder Nominee[s] to be a member of the Board of each of CSR and Sirius. The Chief Executive Officer of the Corporation shall also be a member of the Board of each of CSR and Sirius.

(f)
In the event the Shareholder is no longer entitled to nominate its Shareholder Nominee[s], (i) the Shareholder shall require the removal of its Shareholder Nominee[s] by notice to such Shareholder Nominee and the Corporation, and such Shareholder Nominee[s] shall resign from each of the Board of the Corporation, CSR and Sirius, as applicable, (ii) the Board of the Corporation shall not fill the [vacancy/vacancies] created by such removal, and at the next annual meeting of the Corporation’s shareholders, the Board of the Corporation shall nominate [one/two] less director[s], and (iii) the Board of each of CSR and Sirius shall fill such [vacancy/vacancies] with [an] Independent Director[s], as recommended by the Corporation’s Corporate Governance Committee and approved the by Board of the Corporation.

(g)
The Shareholder covenants and agrees that so long as the Board of the Corporation nominates (i) its Shareholder Nominee[s] in accordance with Section 3.1(c), and (ii) three Independent directors in accordance with Section 3.1(d), then the Shareholder shall vote all of its Shares at each meeting of shareholders of the Corporation at which directors are to be elected in favour of all of the individuals nominated by the Board for election as directors of the Corporation, as set out in the Corporation’s management information circular in respect of such meeting.

3.2	Removal and Replacement of Shareholder Nominee[s]

The Shareholder may require the removal of any Shareholder Nominee nominated by it pursuant to Section 3.1(c) by notice to such Shareholder Nominee and to the Corporation. Any vacancy occurring on the Board of the Corporation, CSR or Sirius, as the case may be, by reason of the death, disqualification, inability to act, resignation or removal of any Shareholder Nominee may be filled only by a further nominee of the Shareholder that satisfies the conditions in Section 3.1(b) and 3.1(c).

3.3	Annual Budget

[Section 3.3 is only applicable to Sirius XM]

[For as long as both (a) the Shareholder’s Equity Interest is equal to or greater than 22.6%, and (b) the Shareholder’s Voting Interest is less than its Equity Interest, and if either of the Shareholder Nominees is (x) not elected to the Board of the Corporation at any meeting of the shareholders of the Corporation at which directors are to be elected, or (y) removed from the Board of the Corporation without the consent of the Shareholder, then the annual operating plan of the Corporation shall be subject to the approval of the Shareholder until such time as the Shareholder Nominees are appointed or elected to the Board.]

3.4	Quorum

A quorum for a meeting of the Board of the Corporation shall consist of a majority of the members of the Board, provided that: (i) a majority of directors present and entitled to vote are Canadians within the meaning of the Restrictions, and (ii) at least two Independent directors are present and entitled to vote.  If a quorum is not obtained at any meeting of the Board of the Corporation, the meeting shall be adjourned and may be reconvened upon two Business Days written notice to the directors.

3.5	Committees of the Board

(a)
Representation on committees of the Board of the Corporation shall be in accordance with the rules and regulations of any stock exchange on which the Shares are listed or proposed to be listed, and all independence requirements of each regulatory agency with corporate governance rules or regulations binding on the Corporation.

(b)	A majority of the members of the committees of the Board of each of the Corporation, CSR and Sirius will be Canadians within the meaning of the Restrictions.

(c)	All members of the audit committee shall be Independent and will be “financially literate” within the meaning of applicable securities laws in Canada.

ARTICLE 4
SPECIAL CONSENT RIGHTS

[Article 4 is only applicable to Sirius XM.]

Except to the extent the covenants and provisions of this Article 4 are waived in writing in any instance by the Shareholder, each of the Corporation, CSR and Sirius covenants and agrees that for as long as both (a) the Shareholder’s Equity Interest is equal to or greater than 22.6%, and (b) the Shareholder’s Voting Interest is less than its Equity Interest, the prior written consent of the Shareholder shall be required for each of the actions set out in Schedule “A” hereto.

ARTICLE 5
DEALING WITH SHARES

5.1	Restrictions on Transfer of Shares

(a)
Notwithstanding any provision in this Agreement and without limiting the powers of the Board under the articles of the Corporation to restrict the issue, Transfer and voting of Shares, the Corporation shall not issue Shares to any Person and the Shareholder may not Transfer any Shares to any Person unless such issuance or Transfer has received all required approvals of the CRTC and of any other regulatory authority having jurisdiction.

(b)
Except as may otherwise be agreed to in writing by each of the Significant Shareholders, the Shareholder shall not Transfer any Shares, or any of its rights or obligations under this Agreement, to any Person (a “Transferee”), except as specifically permitted by this Agreement and only in accordance with the terms of this Agreement. The Corporation shall not be required: (i) to Transfer on its books any Shares, nor (ii) to treat as the legal or beneficial owner of any Shares, or otherwise to accord voting or dividend rights to, any Transferee to whom any Shares have been Transferred in contravention of this Agreement.

(c)
Notwithstanding any other term of this Agreement, every Transfer of Shares by the Shareholder to an Affiliate of the Shareholder is subject to the conditions that the (i) the proposed Transferee, if not already bound by the terms of this Agreement, first agrees, in writing, to become a party to and be bound by the terms of this Agreement that are applicable to the Shareholder by signing a joinder to this Agreement, and (ii) the Shareholder shall guarantee and be responsible for the performance and observance by such Transferee of all of its obligations under this Agreement. [The Parties acknowledge that, as of the date hereof, certain Shares are beneficially owned by XM Satellite Radio Inc., an Affiliate of the Shareholder and that (x) concurrently with the execution of this Agreement, XM Satellite Radio Inc. has signed a joinder to this Agreement pursuant to which it has agreed to become a party to and be bound by the terms of this Agreement that are applicable to the Shareholder, and (ii) the Shareholder agrees to guarantee and be responsible for the performance and observance by XM Satellite Radio Inc. of all of its obligations under this Agreement.][NTD: For Sirius XM agreement only.]

(d)
In the event that the Shareholder files for protection from creditors under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), Chapter 11 of the U.S. Bankruptcy Code or similar process, this Agreement shall remain in force, but all restrictions on Transfer of Shares imposed by this Agreement shall no longer be in force (except for corporate and regulatory restrictions).

5.2	Permitted Transfers of Shares

The Shareholder may, after giving written notice (a “Transfer Notice”) to the Corporation specifying the number and class of Shares proposed to be Transferred and the date of the proposed Transfer (which date shall not be less than three Business Days following the date of the Transfer Notice), Transfer all or any part of the Shares owned it:

(a)	subject to Section 5.1(a) and 5.1(c), as applicable, to an Affiliate of the Shareholder; or

(b)
subject to Section 5.1, 5.3 and 5.4, as applicable, to a Person other than an Affiliate; provided that if only one class of Shares is publicly traded, any Shares not of the publicly traded class shall first be converted into the publicly traded class of Shares in accordance with the articles of the Corporation prior to such Transfer.

5.3	Transition Period

(a)
During the period commencing on the date hereof and ending on the earlier of date that is six months following the date hereof or the Cancellation Date (defined below) (the “Transition Period”), the Shareholder covenants and agrees that it shall not Transfer any of the Initial Shares pursuant to Section 5.2(b) except in compliance with this Section 5.3 or pursuant to the Registration Rights Agreement.

(b)
As promptly as practicable following receipt of a Transfer Notice (and in any event within three Business Days thereof) that is received by the Corporation during the Transition Period with respect to a Transfer contemplated by Section 5.2(b), the Corporation shall provide a copy of the Transfer Notice to each other Significant Shareholder.  Each Significant Shareholder (other than the Significant Shareholder who delivered the Transfer Notice (the “Initiating Shareholder”)) shall have ten Business Days following receipt of the Transfer Notice to provide written notice (a “Participation Notice”) to the Corporation that it will also participate in a sale or offering of its Initial Shares in the manner contemplated in Section 5.3(c) and the number and class of Initial Shares that such Significant Shareholder wishes to Transfer pursuant to such sale or offering.  If any Significant Shareholder (other than the Initiating Shareholder) does not provide such notice within such ten Business Day period, it will be deemed to have elected to not participate in the Transfer of Shares by the Initiating Shareholder and shall not Transfer any Initial Shares pursuant to Section 5.2(b) prior to the earlier of (i) the expiration of the 60 calendar day period referred to in Section 5.3(c) below, and (ii) the consummation of the sale or offering of the Selling Shares (defined below) pursuant to Section 5.3(c) below (provided that any such Transfer during the Transition Period will be subject to the provisions of this Section 5.3).  As promptly as practicable following receipt of each Participation Notice (and in any event within three Business Days thereof), the Corporation shall provide a copy of each such Participation Notice to the Initiating Shareholder and each other Significant Shareholder who has delivered a Participation Notice in accordance with this Section 5.3(b).

(c)
Following the expiration of the ten Business Day period referred to in Section 5.3(b), the Corporation shall use its commercially reasonable efforts to facilitate a sale or offering of the Initial Shares specified in the Transfer Notice together with all Shares specified in each Participation Notice delivered in accordance with Section 5.3(b) (collectively, the “Selling Shares”), all in a manner reasonably acceptable to the Corporation, the Initiating Shareholder and each Significant Shareholder that delivered a Participation Notice in accordance with Section 5.3(b) (collectively, the “Selling Shareholders”).  Any such sale or offering shall be at the sole expense, liability and risk of the Selling Shareholders (pro rata based on the number of Selling Shares beneficially owned by each Selling Shareholder).  If such Transfer does not occur within 60 calendar days following receipt of the last Participation Notice received in accordance with Section 5.3(b), then the Transition Period shall automatically expire (such date being the “Cancellation Date”) and each of the Significant Shareholders may, subject to Section 5.2 and Section 5.4, Transfer all or a portion of their Initial Shares in their sole and absolute discretion and in accordance with applicable securities laws and the other terms and conditions of this Agreement.

(d)
For greater certainty, the provisions of Section 5.4(b) shall apply to any Significant Shareholder to the extent it may be an Affected Shareholder (defined below) as a result of the Transfer of Selling Shares or Initial Shares by a Significant Shareholder in accordance with the terms of this Section 5.3.

(e)
Each Selling Shareholder shall cooperate with the Corporation and the other Selling Shareholders in order to assist the Corporation to facilitate a sale or offering of the Selling Shares in a manner reasonably acceptable to the Corporation and the Selling Shareholders. In the event that the Corporation and the Selling Shareholders agree on a distribution process for the Transfer of the Selling Shares, each Selling Shareholder will provide such further documents or instruments required by the Corporation or any other Selling Shareholder as may be reasonably necessary or desirable to effect the purpose of this Section 5.3 and carry out its provisions.

5.4	Certain Transfers by Significant Shareholders

(a)
Within the later of two Business Days following receipt of a Transfer Notice pursuant to Section 5.2(a) and the date that is no less than 5 Business Days prior to the sale or offering of the Selling Shares in accordance with Section 5.3(c), if applicable, the Corporation shall provide the Shareholder (a “Transferring Shareholder”) with written notice specifying either:

(i)
that such Transfer would not result in any other Significant Shareholder, following such Transfer, having a Voting Interest (calculated without regard to any Shares acquired by a Significant Shareholder after the Closing) that is greater than its Maximum Threshold, in which case the Transferring Shareholder may, subject to Section 5.2 and Section 5.3 (if applicable), Transfer all or any portion of the Shares specified in the Transfer Notice within ten Business Days following receipt by the Corporation of such Transfer Notice; or

(ii)
that such Transfer would result in one or more other Significant Shareholders, following such Transfer, having a Voting Interest (calculated without regard to any Shares acquired by any such Significant Shareholder(s) after the Closing) that is greater than its Maximum Threshold (each an “Affected Shareholder”), in which case the Transferring Shareholder may, subject to Section 5.2 and Section 5.3 (if applicable), Transfer all (but not a portion) of the Shares specified in the Transfer Notice on the date specified by the Corporation (which date shall not be more than 10 Business Days following the date of the Corporation’s notice pursuant to this Section 5.4(a)(ii)).

(b)
If the Corporation provides the Transferring Shareholder with notice pursuant to Section 5.4(a)(ii), the Corporation shall concurrently provide a copy of such notice together with a copy of the applicable Transfer Notice to each Affected Shareholder and such Affected Shareholder shall, on the date specified in the Corporation’s notice pursuant to this Section 5.4(a)(ii) and conditional upon the Transferring Shareholder Transferring all (but not less than all) of the Shares specified in the Transfer Notice, convert such number of Class B Shares beneficially owned by it into Class A Shares (or, in the case of Sirius XM, if necessary, convert such number of Class A Shares beneficially owned by it into Class C Shares) that would result in such Affected Shareholder, following the Transfer of the Shares specified in the Transfer Notice, having a Voting Interest (calculated without regard to any Shares acquired by the Significant Shareholder after the Closing Date) that is equal to the Affected Shareholder’s Maximum Threshold.

(c)
Each Significant Shareholder shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Section 5.4 and carry out its provisions.

5.5	Shareholder Bound as a Significant Shareholder

The Shareholder covenants and agrees to be bound by the provisions of this Article 5 to the extent such provisions apply to the Shareholder as a Significant Shareholder.

5.6	Interpretation

(a)	For greater certainty, all of the provisions of this Article 5 are subject to the provisions of Article 2.

(b)
For greater certainty, for the purposes of this Article 5, the term “Transfer”, “Transferred”, “Transferring” and similar words shall not include any hypothec, mortgage, lien, charge, priority, pledge, encumbrance or other grant of a security interest in any Shares to a reputable Canadian financial institution by a Person, provided, however, that each such secured creditor of such Person shall have acknowledged the existence of this Agreement

ARTICLE 6
VOTING OF SHARES

[Article 6 is only applicable to CSRI, CBC and Slaight.]

6.1	Voting Rights

(a)
If at any time the Shareholder has a Voting Interest (calculated without regard to any Shares acquired by the Shareholder after the Closing) that is greater than its Initial Voting Interest (such excess voting interest being referred to below as the “Excess Voting Interest”), then in respect of any Special Resolution that is submitted to a vote of the Corporation’s shareholders by the Board:

(i)
the Shareholder may exercise, in its sole discretion, a number of votes that, based on the Shares issued and outstanding as at the record date for the applicable meeting of the Corporation’s shareholders, is equal to its Initial Voting Interest;

(ii)
if the Shareholder has voted any of its Voting Interest in accordance with paragraph (i) above, the Shareholder shall exercise all of its Excess Voting Interest in the same proportion as the votes that are exercised by all other shareholders of the Corporation (other than any other Significant Shareholder that is subject to the restrictions set out in this Section 6.1); and

(b)
For greater certainty, notwithstanding Section 6.1(a) but subject to Article 2, the Shareholder may exercise, in its sole discretion, the voting rights attached to any Shares acquired by the Shareholder after the Closing (other than Shares acquired pursuant to the conversion of any Shares that were beneficially owned by the Shareholder immediately following the Closing).

6.2	Shareholder Bound as a Significant Shareholder

The Shareholder covenants and agrees to be bound by the provisions of this Article 6 to the extent such provisions apply to the Shareholder as a Significant Shareholder.

ARTICLE 7
CONFIDENTIALITY OBLIGATIONS

7.1	Disclosure of Confidential Information

(a)
The Shareholder will not use the Confidential Information of the Corporation for any purpose other than to perform this Agreement and will not disclose the Confidential Information of the Corporation to third parties, except:

(i)
to those third parties who have a need to know such information in order for the Shareholder to perform this Agreement, and, other than third party professional advisors who have executed a written non-disclosure agreement with substantially similar protections to those contained herein, will protect the Confidential Information of the Corporation with at least the same degree of care as it uses in protecting its own confidential information, and will not copy the Confidential Information without first getting the Corporation’s written consent; or

(ii)
disclosure as may be required by law, regulation, court of government agency of competent jurisdiction (however, if required to make such a disclosure, the Shareholder agrees to give the Corporation prompt notice prior to disclosure and make a reasonable effort to assist the Corporation in obtaining a protective order or in redacting specified information to the extent reasonably permitted by applicable law or regulation).

7.2	Return or Destruction of Confidential Information

After termination or expiry of the term of this Agreement, the Corporation may require the Shareholder to return immediately or, as the applicable parties may agree, destroy all copies of its Confidential Information the Shareholder then has and confirm to the Corporation that the Shareholder has taken these steps.

7.3	Remedies for Breach

In the event of breach of the confidentiality provisions of this Agreement by the Shareholder, it acknowledges that the Corporation will be irreparably harmed, and that the Corporation shall, in addition to any other available remedies, be entitled to obtain equitable relief to prevent further disclosures without resorting to the dispute resolution procedures set forth below.

ARTICLE 8
TERMINATION AND ABANDONMENT

8.1	Termination

This Agreement may be terminated at any time by mutual consent of the Parties, and shall automatically terminate upon the first date the Shareholder’s Equity Interest is less than 10%.

8.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and all rights and obligations of the Parties hereto shall be at an end; provided that the provisions of Article 7 shall survive the termination of this Agreement.

ARTICLE 9
GENERAL

9.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation of other change to any of the Shares held by the Shareholder; or

(b)	of the Corporation or any successor body corporate that may be received by the Shareholder on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and prior to any action referred to in (a) or (b) above being taken the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 9.1.

9.2	Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

9.3	Expenses

Each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement.

9.4	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

9.5	Assignment and Enurement

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any Party other than by the Shareholder to an Affiliate to whom Shares are Transferred in accordance with Article 5.  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

9.6	Entire Agreement

This Agreement and, to the extent party thereto, any agreement or document delivered in connection with this Agreement, constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof.  There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided this Agreement.  The execution of this Agreement has not been induced by, nor do any of the Parties rely upon or regard as material, any representations, promises, agreements or statements not incorporated into this Agreement including any documents or information in any due diligence examinations and data reviews or in any management presentations or meetings.  This Agreement shall not be amended, added to or qualified except by written agreement signed by the Parties.

9.7	Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing.  No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement.  Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

9.8	Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by facsimile or delivered by registered mail or postage prepaid, addressed as follows:

(a)	to the Corporation:

Canadian Satellite Radio Holdings Inc.
Suite 2300, Canada Trust Tower
BCE Place, 161 Bay Street
Toronto, Ontario M5J 2S1

Attention:        General Counsel

Facsimile No.: 416-408-6005

with a copy (which shall not constitute notice) to:

Stikeman Elliott
5300 Commerce Court West
199 Bay Street

Toronto, ON  M5L 1B9

Attention:        Dee Rajpal and Jonah Mann
Facsimile No.:  416-947-0866

[NTD: Only include applicable entity]

(b)	To CSRI:

CSRI Inc.
161 Bay Street, Suite 2300
Toronto, Ontario
M5J 2S1

Attention:        Mr. John I. Bitove

Facsimile No.: 416 361 6018

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
4400 Scotia Plaza
40 King Street West

Toronto, ON  M5H 3Y4

Attention:        James Elder
Facsimile No.: 416-367-6700

(c)	to Sirius XM

Sirius XM Radio Inc.
1221 Avenue of the Americas
36th Floor
New York, New York
10020

Attention:        General Counsel

Facsimile No:   212-584-5353

with a copy (which shall not constitute notice) to:

Ogilvy Renault LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, ON M5J 2Z4

Attention:        Ava Yaskiel

Facsimile No.: 416-216-3930

(d)	to CBC:

Canadian Broadcasting Corporation
181 Queen Street
P.O. Box 3220, Station C
Ottawa, ON K1P 1K9

Attention:        Michel Tremblay
Facsimile No.: 613-724-5078

and to:

Canadian Broadcasting Corporation
205 Wellington Street West
Toronto, Ontario M5V 3G7

Attention:        Jacques Gaboury
Facsimile No.:  46-205-2723

with a copy (which shall not constitute notice) to:
Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montréal, QC  H3A 3N9

Attention:        Robert Vineberg

Facsimile No.: 514-841-6499

(e)	to Slaight

Slaight Communications Inc.
22 St. Clair Avenue East, Suite 1100
Toronto, Ontario M4T 2S3

Attention:        David Coriat
Facsimile No.: 416-323-5410

or at such other address or fax number of which the addressee may from time to time may notify the addressor.  Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address.  If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day.  Any notice transmitted by facsimile shall be deemed to have been given and received on the day in which transmission is confirmed.  If such day is not a Business Day or if the transmission of the facsimile is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

9.9	Severability

If, in any jurisdiction, any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid or unenforceable  the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth herein.  Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9.10	Counterparts; Facsimile and Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original.  All such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

9.11	Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract.  The Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

9.12	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

9.13	Third Party Beneficiaries

Subject to Sections 5.5 and 6.1, the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights, upon any Person.

9.14	Remedies

Each Party agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by a Party, the other Parties will be entitled to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach or threatened breach of this Agreement but will be in addition to all other remedies available at law or in equity.

[Remainder of page intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

CANADIAN SATELLITE RADIO HOLDINGS INC.
Per:
Name:
Title:

[NTD: Only include applicable signature blocks.]

CSRI INC.
Per:
Name:
Title:

SIRIUS XM RADIO INC.
Per:
Name:
Title:

CANADIAN BROADCASTING CORPORATION
Per:
Name:
Title:

Per:
Name:
Title:

SLAIGHT COMMUNICATIONS INC.
Per:
Name:
Title:

SCHEDULE “A”
SPECIAL CONSENT RIGHTS

•
Any merger or consolidation or sale, transfer, assignment, conveyance or other disposition to a third party of all or substantially all of the property and assets of the Corporation or any direct or indirect subsidiary of the Corporation;

•
the dissolution or winding-up of the Corporation or any direct or indirect subsidiary of the Corporation or adoption of a plan of liquidation for the Corporation or any direct or indirect subsidiary of CSR;

•
the making of loans or advances to, transferring properties (other than in the ordinary course of business) to, or guaranteeing any debt of any other person in any amount by the Corporation or any direct or indirect subsidiary of the Corporation, which loans, advances, transfers and guarantees would exceed $5.0 million in the aggregate at any time outstanding;

•	the authorization or filing of articles of amendment or articles of amalgamation for the Corporation or any direct or indirect subsidiary of the Corporation;

•	any action or transaction not in the ordinary course of the satellite radio business of the Corporation or any direct or indirect subsidiary of the Corporation;

•	the issuance of shares of any direct or indirect subsidiary of the Corporation to any Person other than the Corporation;

•
the incurrence of any indebtedness for borrowed money (including guaranteeing any indebtedness of another person) or the issuance of any debt securities by the Corporation or any direct or indirect subsidiary of the Corporation, other than intercompany indebtedness and working capital facilities not to exceed $10.0 million (“Excluded Debt Issuances”)1, which when combined with all incurrences of any indebtedness for borrowed money (including guarantees of third party indebtedness) and issuances of debt securities by the Corporation or any direct or indirect subsidiary of the Corporation other than Excluded Debt Issuances, would exceed $50.0 million in the aggregate;

•
the issuance of equity securities (or securities convertible into equity securities) by the Corporation other than Permitted Additional Securities (or shares issued upon exercise or conversion of same) and which, when combined with all other equity issuances by the Corporation issued within the preceding two years, other than Permitted Additional Securities (or shares issued upon exercise or conversion of same) would exceed $50.0 million in the aggregate; and

•
any transaction between the Corporation or a direct or indirect subsidiary of the Corporation, on the one hand, and a shareholder of the Corporation or an affiliate of a shareholder of the Corporation, on the other hand, involving aggregate consideration in excess of $1.0 million.

1 The final agreement will also reflect that “Excluded Debt Issuances” would include any indebtedness or any refinancing of such indebtedness that exists at the time of completion of the transaction.